Dreyfus LifeTime Portfolios, Inc.

ANNUAL REPORT September 30, 2007



Dreyfus

A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIOS

FOR MORE INFORMATION



Dreyfus LifeTime Portfolios, Inc. **The Portfolio**

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus LifeTime Portfolios, Inc., covering the 12-month period from October 1, 2006, through September 30, 2007.

An intensifying credit crisis over the summer of 2007 produced heightened turbulence in U.S. financial markets. As credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the financial markets, investors' appetite for risk shifted from ample to cautious. This change led to sharp stock market declines in July and early August. However, rate cuts from the Federal Reserve Board (the "Fed") in August and September seemed to restore investor confidence, and some equity market indices ended the reporting period near their all-time highs.

It appears that the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Plus, a weakening U.S. dollar and rising commodities and energy prices have given the Fed the daunting task of balancing both inflationary concerns and the risk of an economic slowdown simultaneously. In our view, we believe that the U.S. economy is still quite resilient and the Fed's recent actions are likely to continue to produce opportunities for some market sectors and additional challenges for others. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right adjustments for your portfolio.

For information about how the portfolios performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF PERFORMANCE

For the period of October 1, 2006, through September 30, 2007, as provided by Jocelin A. Reed, CFA, Portfolio Manager

Portfolio and Market Performance Overview

Stocks and bonds produced generally positive returns, despite occasional bouts of volatility caused by a credit crisis originating in the sub-prime mortgage market. The Growth Portfolio and the Growth and Income Portfolio produced higher returns than their respective customized blended indexes, largely due to our emphasis on stocks and the success of our security selection strategy. The Income Portfolio modestly trailed its benchmark, which does not reflect fees and expenses like a mutual fund.

For the 12-month period ended September 30, 2007, Dreyfus LifeTime Portfolios produced the following total returns:[1]

Growth Portfolio		Customized Blended Index[2]
Investor Shares	14.88%	13.31%
Restricted Shares	15.24%	

Growth and Income Portfolio		
Investor Shares	11.37%	10.34%
Restricted Shares	11.70%	

Income Portfolio		
Investor Shares	6.84%	7.88%
Restricted Shares	6.87%	

Total returns for the Growth Portfolio and the Growth and Income Portfolio also compare to a 16.42% total return for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") for the same period. The total return for the Income Portfolio also compares to a 5.43% total return for the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Bond Index") for the reporting period.[3]

The Portfolios' Investment Approach

Dreyfus LifeTime Portfolios consists of three separate portfolios, each offering a range of investment approaches and varying asset allocations. All three portfolios typically invest in stocks and bonds and are managed using the same basic investment philosophy; however, each portfolio's asset allocation varies according to its own investment goals and risk tolerance levels.

For example, the Growth Portfolio, the most aggressive of the three, has a neutral mix of 80% of its assets in stocks and 20% in investment-grade bonds. Depending on market and economic conditions, the portfolio's actual mix of stocks to bonds may range from 100%/0% to 65%/35%. The portfolio may invest up to 25% of its net assets in foreign securities.

The Growth and Income Portfolio, a relatively more moderate portfolio, has a neutral asset mix of 50% in stocks and 50% in investment-grade bonds. Depending on market and economic conditions, the actual mix of stocks to bonds may range from 35%/65% to 65%/35%. The portfolio may invest up to 15% of its net assets in foreign securities.

The actual makeup of the Growth Portfolio and the Growth and Income Portfolio will vary over time according to our view of prevailing market conditions.

Finally, the Income Portfolio, the most conservative of the three, typically maintains an asset allocation of approximately 67.5% in investment-grade bonds, 22.5% in stocks of companies whose total market values are more than $1.4 billion, and 10% in cash. The portfolio may invest directly in securities comprising the relevant index or may (but not be required to) use derivatives whose performance is tied to the benchmark index.

Consumer-Related Holdings Flourished Despite Housing Slump

Stocks posted generally attractive returns during the reporting period in an environment of heightened market volatility. In late February, a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages resulted in heightened market turbulence. By July, weakness in the sub-prime lending sector had spread to other areas of the financial markets, leading investors to sell riskier assets, including stocks. However, the Fed reduced key short-term interest rates in August and September, which resulted in a sharp rebound for many equities by the reporting period's end.

Despite concerns that a softer housing market could dampen consumer spending, some of the portfolios' stronger returns stemmed

4

from consumer-oriented holdings. In the consumer cyclicals area, McDonald's gained market share and increased its dividend. YUM! Brands, which owns several fast-food chains, also fared well due to growth in international markets. A number of clothing retailers and department stores also performed well, including JCPenney, Nordstrom and Coach, as well as Costco Wholesale, the largest U.S. wholesale club operator. In the consumer staples area, Coca-Cola achieved higher sales of non-carbonated beverages.

In the health care sector, pharmaceutical giant Schering-Plough, which was sold during the reporting period, benefited from its line of allergy products, and long-time holding Merck & Co. flourished largely due to robust sales of its vaccine products. Defense contractors also aided performance, including Raytheon Company, Lockheed Martin and General Dynamics.

On the other hand, the portfolios' relative performance in the technology area was hurt by a lack of exposure to Apple, which performed especially well due to the launch of its iPhone. Similarly, the portfolios did not own shares of Monsanto, an agriculture specialty chemicals firm that boosted the benchmark's results in the materials sector.

The composition of the portfolios' fixed-income component has continued to resemble that of its benchmark. During the reporting period, investment-grade bonds benefited from stable short-term interest rates and a decline in longer-term bond yields over much of the reporting period. However, the Fed eased short-term interest rates in August and September, which modestly eroded the return of short-term U.S. government securities. Corporate bonds produced higher returns than U.S. government securities, mainly due to their higher yields and low default rates in a growing economy.

Portfolios Maintain Emphasis on Equities

As of the reporting period's end, we have continued to regard stocks as better values than bonds, and we currently intend to maintain the portfolios' equity allocations near their allowable maximums. Of course, we are prepared to adjust the portfolios' allocations should circumstances change.

October 15, 2007

Asset Class Exposure as of September 30, 2007

Growth and Income Portfolio



Foreign Equity
7.74%

Short Term and Net Cash
0.06%

Small Cap
Domestic Equity
11.55%

Fixed Income
36.75%

Large Cap
Domestic Equity
43.90%

Growth Portfolio



Short Term and Net Cash
(0.01)%

Foreign Equity
17.51%

Small Cap
Domestic Equity
15.52%

Large Cap
Domestic Equity
66.98%

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. Return figure provided for the Income Portfolio reflects the absorption of certain Income Portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the Income Portfolio's Investor shares return would have been lower.*

[2] For the **Growth Portfolio,** the Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the Growth Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the baseline percentage set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 54.4%; Domestic Small Company Stocks — 13.6%; Foreign Stocks — 12%; Domestic Bonds — 17%; and Foreign Bonds — 3%. The Customized Blended Index combines returns from the Standard & Poor's 500 Composite Stock Price Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index — Hedged $U.S. (MSCI EAFE), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Brothers Index") and the J.P. Morgan Non-U.S. Government Bond Index — Hedged ("J.P. Morgan Global Index") and is weighted to the aforementioned baseline percentages. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The MSCI EAFE is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Brothers Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures return on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bond component. None of the foregoing indices reflects account charges, fees or other expenses. For the **Growth and Income Portfolio,** we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Domestic Large Company Stocks — 36%; Domestic Small Company Stocks — 9%; Foreign Stocks — 5%; Domestic Bonds — 45%; and Foreign Bonds — 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE, the Lehman Brothers Index and the J.P. Morgan Global Index and is weighted to the aforementioned baseline percentages. The indices are described above. For the **Income Portfolio,** we have combined the performance of unmanaged indices reflecting the baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus baseline percentages: Bonds — 67.5%; Stocks — 22.5%; and Treasury Bills — 10%. The Customized Blended Index combines returns from the Lehman Brothers Index, the S&P 500 Index (both described above) and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned baseline percentages.

[3] SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500 Index and the Lehman Brothers Intermediate Government/Credit Bond Index are described above.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth and Income Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† *Source: Lipper Inc.*
†† *Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.*
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/07*

	1 Year	5 Years	10 Years
Investor shares	**11.37%**	**10.48%**	**5.43%**
Restricted shares	**11.70%**	**10.89%**	**5.79%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth and Income Portfolio on 9/30/97 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested. The Growth and Income Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent a significant portion of the Baseline and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. Because the portfolio has significant fixed-income holdings, however, it can underperform an equity-only index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 36%; Domestic Small Company Stocks - 9%; Foreign Stocks - 5%; Domestic Bonds - 45%; Foreign Bonds - 5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index"), and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Income Portfolio with the Lehman Brothers Intermediate Government/Credit Bond Index and a Customized Blended Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/07*

	1 Year	5 Years	10 Years
Investor shares	**6.84%**	**4.87%**	**4.61%**
Restricted shares	**6.87%**	**5.24%**	**4.95%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Income Portfolio on 9/30/97 to a $10,000 investment made on that date in the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested. The Income Portfolio allocates your money among domestic bonds and stocks and money market instruments. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The Lehman Index does not take into account charges, fees and other expenses. The Lehman Index was selected because (1) government and corporate bonds represent the highest Baseline percentage of the portfolio and (2) the fixed-income portion of the portfolio is invested to represent the Lehman Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Bonds - 67.5%; Stocks - 22.5%; and Treasury Bills - 10%. The Customized Blended Index combines returns from the Lehman Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the 90-day Treasury bill rate, as it changes from time to time, and is weighted to the aforementioned Baseline percentages. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in the Investor shares and Restricted shares of Dreyfus LifeTime Portfolios, Inc., Growth Portfolio with the Standard & Poor's 500 Composite Stock Price Index and a Customized Blended Index

† *Source: Lipper Inc.*
†† *Source: Lipper Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan & Co. Incorporated and Bloomberg L.P.*
Past performance is not predictive of future performance.

Average Annual Total Returns *as of 9/30/07*

	1 Year	5 Years	10 Years
Investor shares	**14.88%**	**14.84%**	**5.36%**
Restricted shares	**15.24%**	**15.31%**	**5.74%**

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The graph on the left compares a $10,000 investment made in each of the Investor shares and Restricted shares of the Growth Portfolio on 9/30/97 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") as well as to a Customized Blended Index reflecting the portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the portfolio's prospectus. The Customized Blended Index is calculated on a year-to-year basis. All dividends and capital gain distributions are reinvested.

The Growth Portfolio allocates your money among domestic and foreign stocks and bonds. The portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The S&P 500 Index was selected because (1) domestic common stocks represent the highest Baseline percentage of the portfolio's assets and (2) the majority of the stock portion of the portfolio is invested in stocks included in the S&P 500 Index. The Customized Blended Index has been prepared by the portfolio for purposes of more accurate comparison to the portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks - 54.4%; Domestic Small Company Stocks - 13.6%; Foreign Stocks - 12.0%; Domestic Bonds - 17.0%; and Foreign Bonds - 3.0%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Credit Bond Index ("Lehman Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged, $U.S. ("J.P. Morgan Global Index") and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The EAFE Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade credit debt, with an average maturity of 1-10 years. The J.P. Morgan Global Index is an index that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices take into account charges, fees or other expenses. Further information relating to the portfolio's performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each portfolio from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2007

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 4.85	$ 5.10
Ending value (after expenses)	$1,035.50	$1,035.70
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 5.41	$ 7.05
Ending value (after expenses)	$1,054.00	$1,052.10
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 6.27	$ 7.72
Ending value (after expenses)	$1,067.60	$1,065.70

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .95% for Restricted Class and 1.00% for Investor Class, LifeTime Growth and Income Portfolio 1.05% for Restricted Class and 1.37% for Investor Class and LifeTime Growth Portfolio 1.21% for Restricted Class and 1.49% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

	Restricted Class Shares	Investor Class Shares
LifeTime Income Portfolio		
Expenses paid per $1,000†	$ 4.81	$ 5.06
Ending value (after expenses)	$1,020.31	$1,020.05
LifeTime Growth and Income Portfolio		
Expenses paid per $1,000†	$ 5.32	$ 6.93
Ending value (after expenses)	$1,019.80	$1,018.20
LifeTime Growth Portfolio		
Expenses paid per $1,000†	$ 6.12	$ 7.54
Ending value (after expenses)	$1,019.00	$1,017.60

† *Expenses are equal to the LifeTime Income Portfolio's annualized expense ratio of .95% for Restricted Class and 1.00% for Investor Class, LifeTime Growth and Income Portfolio 1.05% for Restricted Class and 1.37% for Investor Class and LifeTime Growth Portfolio 1.21% for Restricted Class and 1.49% for Investor Class, multiplied by the respective portfolio's average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

Income Portfolio

Bonds and Notes−66.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−.2%				
General Dynamics, Sr. Notes	5.38	8/15/15	95,000	94,484
United Technologies, Unsub. Notes	7.13	11/15/10	150,000	159,110
				253,594
Automobile Manufacturers−.3%				
DaimlerChrysler N.A. Holding, Gtd. Notes	7.30	1/15/12	110,000	117,430
DaimlerChrysler N.A. Holding, Gtd. Notes	8.00	6/15/10	150,000	160,343
				277,773
Banks−4.1%				
Andina de Fomento, Unscd. Notes	5.75	1/12/17	80,000	78,618
Bank of America, Sr. Notes	4.38	12/1/10	320,000	315,196
Bank of America, Sub. Notes	5.30	3/15/17	235,000	228,369
Bank of America, Sub. Notes	7.80	2/15/10	250,000	264,484
Bank One, Sub. Notes	5.90	11/15/11	240,000	244,570
Bayerische Landesbank/New York, Sub. Notes	5.88	12/1/08	100,000	101,570
BB & T, Sub. Notes	4.75	10/1/12	170,000	165,258
Deutsche Bank Financial, Bank Gtd. Notes	5.38	3/2/15	95,000	93,188
Fleet Financial Group, Sub. Notes	7.38	12/1/09	135,000	141,661
HSBC Holdings, Sub. Notes	5.25	12/12/12	190,000	186,983
HSBC Holdings, Sub. Notes	7.50	7/15/09	100,000	104,698
KFW, Gov't Gtd. Notes	3.25	3/30/09	195,000	192,113
KFW, Gov't Gtd. Bonds	4.13	10/15/14	125,000	121,422

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
KFW, Govt. Gtd. Bonds	4.63	1/20/11	195,000	197,014
KFW, Gov't Gtd. Notes	5.13	3/14/16	90,000	90,309
Oesterreichische Kontrollbank, Gov't Gtd. Notes	4.50	3/9/15	100,000	96,780
PNC Funding, Bank Gtd. Notes	5.63	2/1/17	155,000	151,761
Rentenbank, Govt. Gtd. Bonds	5.13	2/1/17	110,000	110,162
Royal Bank of Scotland Group, Sub. Notes	6.38	2/1/11	160,000	167,292
Sanwa Finance Aruba, Bank Gtd. Notes	8.35	7/15/09	100,000	103,536
SMBC International Finance, Gtd. Notes	8.50	6/15/09	150,000	159,136
U.S. Bank N.A., Sub. Notes	5.70	12/15/08	300,000	301,510
Wachovia, Sub. Notes	5.63	10/15/16	90,000	89,055
Washington Mutual, Sr. Unscd. Notes	4.00	1/15/09	245,000	240,708
Washington Mutual, Sub. Notes	4.63	4/1/14	110,000	100,325
Wells Fargo & Co., Notes	3.13	4/1/09	245,000	238,584
Wells Fargo Bank N.A., Sub. Notes	4.75	2/9/15	130,000	123,643
				4,407,945
Building & Construction−.4%				
Centex, Sr. Notes	5.13	10/1/13	100,000	87,837
CRH America, Gtd. Notes	5.30	10/15/13	65,000	61,809
CRH America, Gtd. Notes	6.00	9/30/16	70,000	68,131
Masco, Unscd. Notes	6.13	10/3/16	100,000	97,774

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction (continued)				
Pulte Homes, Gtd. Notes	5.20	2/15/15	100,000	83,504
				399,055
Cable & Media−.1%				
Comcast, Gtd. Notes	4.95	6/15/16	125,000	**116,001**
Chemicals−.2%				
Dow Chemical, Sr. Notes	6.13	2/1/11	115,000	118,386
Monsanto, Sr. Unscd. Notes	7.38	8/15/12	125,000	134,408
				252,794
Consumer Staples−.3%				
Fortune Brands, Sr. Unscd. Notes	5.13	1/15/11	215,000	213,309
Kimberly-Clark, Bonds	4.88	8/15/15	75,000	71,713
				285,022
Diversified Financial Services−6.9%				
American Express, Sr. Unscd. Notes	5.50	9/12/16	100,000	96,622
American General Finance, Notes, Ser. I	5.40	12/1/15	90,000	86,329
American International Group, Notes	4.25	5/15/13	235,000 [a]	221,293
AXA Financial, Sr. Notes	7.75	8/1/10	75,000	80,500
Bear Stearns Cos., Notes	5.70	11/15/14	120,000	117,653
Capital One Bank, Sr. Notes	5.13	2/15/14	130,000	124,920
Capital One Financial, Sr. Unscd. Notes	6.75	9/15/17	100,000	102,578
Capmark Financial Group, Gtd. Notes	6.30	5/10/17	105,000 [b]	91,539
CIT Group, Sr. Notes	5.13	9/30/14	125,000	114,171

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Citigroup, Sub. Notes	5.00	9/15/14	150,000	144,796
Citigroup, Sr. Notes	5.30	1/7/16	120,000 c	117,189
Citigroup, Sub. Notes	5.50	2/15/17	90,000	88,550
Citigroup, Sr. Unscd. Notes	6.00	2/21/12	200,000 c	205,753
Credit Suisse USA, Notes	5.13	1/15/14	245,000 c	240,663
European Investment Bank, Bonds	4.88	1/17/17	75,000 c	73,845
European Investment Bank, Bonds	5.13	9/13/16	125,000	125,539
General Electric Capital, Notes, Ser. A	4.75	9/15/14	125,000	120,266
General Electric Capital, Sr. Unscd. Notes	5.40	2/15/17	45,000	44,250
General Electric Capital, Notes, Ser. A	5.45	1/15/13	155,000	156,628
General Electric Capital, Unscd. Notes, Ser. A	7.38	1/19/10	110,000	115,530
General Electric Capital, Gtd. Notes	8.13	5/15/12	230,000	257,117
Goldman Sachs Group, Sr. Notes	5.35	1/15/16	135,000	130,546
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	130,000	126,357
Goldman Sachs Group, Notes	6.60	1/15/12	275,000	288,448
Goldman Sachs Group, Bonds	6.88	1/15/11	170,000	178,055
Household Finance, Sr. Unscd. Notes	6.38	11/27/12	150,000	155,363
Household Finance, Notes	8.00	7/15/10	260,000	279,203

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
HSBC Finance, Notes	5.00	6/30/15	100,000	94,581
International Lease Finance, Sr. Notes	5.00	4/15/10	190,000	189,301
John Deere Capital, Notes	7.00	3/15/12	175,000	187,273
JPMorgan Chase & Co., Sub. Notes	5.15	10/1/15	80,000	76,834
JPMorgan Chase & Co., Sub. Notes	6.75	2/1/11	220,000	231,308
Lazard Group, Sr. Unscd. Notes	6.85	6/15/17	150,000	147,847
Lehman Brothers Holdings, Sr. Unscd. Notes	6.63	1/18/12	250,000	258,341
Merrill Lynch & Co., Notes, Ser. C	5.00	1/15/15	120,000	113,855
Merrill Lynch & Co., Sr. Unscd. Notes	6.00	2/17/09	250,000	251,814
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	70,000	70,018
Morgan Stanley, Notes	5.45	1/9/17	105,000	101,432
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	200,000	207,919
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	205,000	214,419
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	125,000 [a]	119,017
National Rural Utilities, Coll. Trust	4.75	3/1/14	75,000	71,392
National Rural Utilities, Notes	5.75	8/28/09	300,000	303,568
Pemex Finance, Notes	9.03	2/15/11	70,000	73,850
Prudential Financial, Sr. Unscd. Notes	5.50	3/15/16	95,000	93,002

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Toyota Motor Credit, Unscd. Notes	4.35	12/15/10	145,000 c	144,231
UBS Paine Webber Group, Gtd. Notes	7.63	12/1/09	205,000	218,658
Unilever Capital, Gtd. Notes	7.13	11/1/10	150,000	159,451
Western Union, Gtd. Notes	5.93	10/1/16	70,000	69,161
				7,280,975
Diversified Metals & Mining–.3%				
Alcan, Sr. Unscd. Notes	4.50	5/15/13	100,000	95,328
BHP Billiton Finance USA, Gtd. Notes	5.25	12/15/15	110,000	107,165
Vale Overseas, Gtd. Notes	6.25	1/23/17	70,000	71,134
				273,627
Electric Utilities–1.3%				
Centerpoint Energy, Sr. Unscd. Notes	5.95	2/1/17	135,000	132,119
Constellation Energy Group, Notes	7.00	4/1/12	130,000	137,344
Dominion Resources/VA, Sr. Unscd. Notes, Ser. C	5.15	7/15/15	70,000	66,654
Duke Energy, Sr. Notes	5.63	11/30/12	75,000	76,109
Exelon Generation, Notes	5.35	1/15/14	120,000	116,786
Florida Power, First Mortgage Bonds	5.10	12/1/15	50,000	48,205
Hydro Quebec, Gtd. Debs., Ser. JL	6.30	5/11/11	160,000	168,055
Jersey Central Power & Light, First Mortgage Notes	5.63	5/1/16	60,000	58,883
Ohio Power, Sr. Unscd. Notes, Ser. K	6.00	6/1/16	40,000	40,254

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Oncor Electric Delivery, Scd. Notes	6.38	1/15/15	70,000	70,278
PPL Electric Utilities, Scd. Bonds	6.25	8/15/09	200,000	204,085
Progress Energy, Sr. Notes	7.10	3/1/11	80,000	84,200
Southern Power, Sr. Unscd. Notes, Ser. D	4.88	7/15/15	80,000	74,915
Virginia Electric Power, Sr. Notes	5.95	9/15/17	50,000	50,020
Wisconsin Energy, Sr. Unsub. Notes	6.50	4/1/11	50,000	51,985
				1,379,892
Entertainment−.2%				
Viacom, Sr. Notes	6.25	4/30/16	60,000	60,257
Viacom, Gtd. Notes	6.63	5/15/11	185,000	192,104
				252,361
Food & Beverages−.8%				
Bottling Group, Sr. Unscd. Notes	5.50	4/1/16	75,000	75,227
Coca-Cola, Unscd. Notes	5.75	3/15/11	100,000 c	102,329
ConAgra Foods, Unscd. Notes	7.88	9/15/10	100,000	107,739
Coors Brewing, Gtd. Notes	6.38	5/15/12	85,000	89,171
Diageo Capital, Gtd. Notes	7.25	11/1/09	185,000	193,191
General Mills, Unsub. Notes	5.70	2/15/17	100,000	98,533
General Mills, Unscd. Notes	6.00	2/15/12	80,000	81,855
Safeway, Sr. Unscd. Notes	5.80	8/15/12	75,000	76,451

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages (continued)				
Sara Lee,				
Sr. Unscd. Notes	6.25	9/15/11	50,000	51,692
				876,188
Foreign/Governmental−2.8%				
Asian Development Bank,				
Notes	4.25	10/20/14	100,000	96,204
Canadian Government,				
Unscd. Bonds	5.25	11/5/08	100,000	101,036
European Investment Bank,				
Notes	3.38	3/16/09	450,000	444,266
European Investment Bank,				
Bonds	4.63	10/20/15	170,000	165,551
Export-Import Bank of Korea,				
Notes	5.13	3/16/15	95,000	91,417
Inter-American Development Bank,				
Notes	4.38	9/20/12	160,000	158,524
International Bank for Reconstruction				
& Development, Notes	3.63	5/21/13	115,000	109,893
Province of Manitoba Canada,				
Debs., Ser. FH	4.90	12/6/16	100,000	98,011
Province of Ontario Canada,				
Notes	4.50	2/3/15	70,000	67,852
Province of Ontario Canada,				
Sr. Unsub. Bonds	5.50	10/1/08	250,000	252,421
Quebec Province of Canada,				
Notes	5.00	3/1/16	70,000	69,646
Republic of Chile,				
Unsub. Notes	6.88	4/28/09	175,000	180,408
Republic of Italy,				
Sr. Unsub. Notes	5.25	9/20/16	110,000	111,616
Republic of Italy,				
Unsub. Notes	5.63	6/15/12	285,000	296,077
Swedish Export Credit,				
Unsub. Notes	4.00	6/15/10	200,000	197,743
United Mexican States,				
Notes	5.63	1/15/17	90,000	89,955

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
United Mexican States, Unscd. Notes, Ser. A	5.88	1/15/14	130,000	134,160
United Mexican States, Notes	9.88	2/1/10	250,000	278,750
				2,943,530
Health Care−.8%				
Abbott Laboratories, Sr. Unscd. Notes	4.35	3/15/14	85,000	79,965
Abbott Laboratories, Notes	5.88	5/15/16	70,000	70,749
Astrazeneca, Sr. Unsub. Notes	5.90	9/15/17	120,000	122,018
Baxter International, Sr. Unscd. Notes	4.63	3/15/15	75,000	70,281
Cardinal Health, Sr. Unscd. Notes	6.00	6/15/17	150,000 b	149,927
Quest Diagnostics, Gtd. Notes	5.45	11/1/15	75,000	72,316
UnitedHealth Group, Sr. Unscd. Notes	5.00	8/15/14	75,000	72,322
WellPoint, Sr. Unsub. Bonds	5.25	1/15/16	115,000	110,110
Wyeth, Unscd. Notes	5.50	2/15/16	65,000	63,780
				811,468
Industrial−.5%				
Comcast Cable Communications, Gtd. Notes	6.20	11/15/08	250,000	252,512
Cox Communications, Sr. Notes	5.45	12/15/14	125,000	121,442
Gannett, Unscd. Notes	6.38	4/1/12	60,000	61,717
General Electric, Notes	5.00	2/1/13	105,000	104,203
				539,874
Media−.4%				
AOL Time Warner, Gtd. Notes	6.88	5/1/12	205,000	215,313

Income Portfolio (continued)

Bonds and Notes (continued)

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Time Warner Entertainment, Sr. Notes	8.88	10/1/12	145,000	165,293
Walt Disney, Notes	6.38	3/1/12	80,000	83,835
				464,441
Oil & Gas−1.1%				
Anadarko Petroleum, Sr. Unscd. Notes	5.95	9/15/16	115,000	114,092
ConocoPhillips Canada Funding, Gtd. Notes	5.63	10/15/16	135,000	134,713
ConocoPhillips, Unscd. Notes	8.75	5/25/10	135,000	147,208
El Paso Natural Gas, Sr. Unscd. Notes	5.95	4/15/17	50,000 [b]	49,082
KeySpan, Sr. Unsub. Notes	7.63	11/15/10	100,000	106,700
Kinder Morgan Energy Partners, Notes	7.13	3/15/12	175,000	184,708
PC Financial Partnership, Notes	5.00	11/15/14	110,000	105,026
Pemex Project Funding Master Trust, Gtd. Notes	8.00	11/15/11	230,000 [a]	252,080
Sempra Energy, Sr. Unscd. Notes	6.00	2/1/13	50,000	51,387
XTO Energy, Sr. Unscd. Notes	4.90	2/1/14	80,000	76,024
				1,221,020
Paper & Forest Products−.2%				
International Paper, Sr. Unscd. Notes	6.75	9/1/11	150,000	**156,662**
Property & Casualty Insurance−.7%				
Allstate, Sr. Unscd. Notes	5.00	8/15/14	60,000	58,167
American International Group, Sr. Notes	5.05	10/1/15	70,000	66,915
Berkshire Hathaway Finance, Gtd. Notes	4.85	1/15/15	60,000	57,681

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
CNA Financial, Unscd. Notes	6.50	8/15/16	70,000	71,150
Marsh and McLennan Cos., Bonds	4.85	2/15/13	130,000	124,398
MetLife, Sr. Unscd. Notes	6.13	12/1/11	150,000	155,553
Travelers Property & Casualty, Sr. Notes	5.00	3/15/13	165,000	161,461
				695,325
Real Estate Investment Trusts−.6%				
Archstone Communities Trust, Sr. Unscd. Notes	5.75	3/15/16	120,000	118,631
Brookfield Asset Management, Sr. Unscd. Notes	7.13	6/15/12	100,000	107,314
ERP Operating, Sr. Unscd. Notes	6.63	3/15/12	110,000	113,571
Health Care Properties, Sr. Unscd. Notes	6.00	1/30/17	110,000	105,235
iStar Financial, Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	75,000	67,231
Prologis, Scd. Notes	5.63	11/15/15	110,000	105,594
				617,576
Retail−.9%				
AutoZone, Sr. Notes	5.50	11/15/15	100,000	97,536
Federated Department Stores, Sr. Notes	6.63	4/1/11	50,000	51,578
Home Depot, Sr. Unscd. Notes	5.40	3/1/16	90,000	84,461
Nordstrom, Sr. Notes	5.63	1/15/09	200,000	199,051
Target, Sr. Unscd. Notes	5.88	3/1/12	100,000	102,490
Wal-Mart Stores, Notes	3.38	10/1/08	175,000	172,131

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Wal-Mart Stores, Notes	4.13	2/15/11	150,000	145,832
Wal-Mart Stores, Sr. Unscd. Notes	6.88	8/10/09	100,000	103,414
				956,493
Technology−.3%				
Electronic Data Systems, Sr. Unsub. Notes, Ser. B	6.50	8/1/13	55,000 a	55,558
International Business Machines, Sr. Unscd. Notes	4.75	11/29/12	80,000	78,798
Oracle, Unscd. Notes	5.25	1/15/16	50,000	48,767
Xerox, Sr. Unscd. Notes	6.75	2/1/17	160,000	164,050
				347,173
Telecommunications−1.8%				
AT & T Wireless Services, Sr. Unsub. Notes	7.88	3/1/11	135,000	146,181
British Telecommunications, Sr. Unscd. Notes	8.63	12/15/10	60,000 a	66,103
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	70,000	69,647
Deutsche Telekom International Finance, Gtd. Bonds	8.00	6/15/10	200,000 a	214,366
Embarq, Sr. Unscd. Notes	7.08	6/1/16	75,000	77,877
SBC Communications, Sr. Unsub. Notes	5.10	9/15/14	195,000	188,965
Sprint Capital, Gtd. Notes	8.38	3/15/12	215,000	236,944
Telecom Italia Capital, Gtd. Notes	4.95	9/30/14	125,000	118,317
Telefonica Emisones, Gtd. Notes	6.42	6/20/16	70,000	71,950
Telefonica Europe, Gtd. Notes	7.75	9/15/10	145,000	154,933

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Verizon Communications, Sr. Unscd. Notes	5.50	4/1/17	175,000 c	171,782
Verizon Global Funding, Notes	7.25	12/1/10	200,000	212,610
Vodafone Group, Unscd. Notes	5.63	2/27/17	80,000	77,897
Vodafone Group, Sr. Notes	7.75	2/15/10	135,000	142,613
				1,950,185
Textiles & Apparel—.0%				
Mohawk Industries, Sr. Unscd. Notes	6.13	1/15/16	50,000	**49,898**
Transportation—.3%				
CSX Corp., Sr. Notes	5.75	3/15/13	155,000	155,688
Union Pacific, Unscd. Notes	6.50	4/15/12	150,000	155,647
				311,335
U.S. Government Agencies—13.5%				
Federal Farm Credit Banks, Bonds	3.75	1/15/09	275,000	272,510
Federal Farm Credit Banks, Bonds	5.13	8/25/16	140,000	142,156
Federal Home Loan Banks, Bonds, Ser. 439	3.63	11/14/08	335,000	331,747
Federal Home Loan Banks, Bonds	3.75	8/18/09	460,000	454,983
Federal Home Loan Banks, Bonds	4.38	3/17/10	315,000	315,014
Federal Home Loan Banks, Bonds, Ser. 567	4.38	9/17/10	270,000	269,633
Federal Home Loan Banks, Bonds, Ser. 363	4.50	11/15/12	135,000	134,361
Federal Home Loan Banks, Bonds	4.75	12/16/16	240,000	236,266
Federal Home Loan Banks, Bonds	4.88	11/18/11	300,000	303,515

Income Portfolio (continued)

Bonds and Notes (continued)

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Banks, Bonds, Ser. VB15	5.00	12/21/15	130,000	131,027
Federal Home Loan Banks, Bonds	5.13	8/8/08	200,000	200,777
Federal Home Loan Banks, Bonds, Ser. 467	5.25	6/18/14	290,000	297,803
Federal Home Loan Banks, Bonds, Ser. 312	5.75	5/15/12	255,000	267,352
Federal Home Loan Banks, Sr. Notes, Ser. 100	5.80	9/2/08	500,000	505,298
Federal Home Loan Mortgage Corp., Notes	5.13	10/18/16	165,000	167,014
Federal Home Loan Mortgage Corp., Notes	3.63	9/15/08	610,000	604,608
Federal Home Loan Mortgage Corp., Notes	4.13	7/12/10	240,000	238,272
Federal Home Loan Mortgage Corp., Notes	4.38	7/17/15	50,000	48,416
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/13	390,000	387,169
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/14	190,000	187,472
Federal Home Loan Mortgage Corp., Bonds	4.88	2/9/10	300,000	303,226
Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	200,000	201,470
Federal Home Loan Mortgage Corp., Notes	5.00	7/15/14	165,000	167,447
Federal Home Loan Mortgage Corp., Notes	5.13	4/18/08	400,000	400,616
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	200,000	204,636
Federal Home Loan Mortgage Corp., Notes	5.25	5/21/09	335,000	339,396
Federal Home Loan Mortgage Corp., Notes	5.25	7/18/11	325,000	333,380

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Mortgage Corp., Notes	5.25	4/18/16	225,000	230,062
Federal Home Loan Mortgage Corp., Notes	5.63	3/15/11	115,000	119,346
Federal Home Loan Mortgage Corp., Notes	5.75	3/15/09	350,000	356,409
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	90,000	94,090
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	100,000	104,590
Federal Home Loan Mortgage Corp., Notes	6.00	6/15/11	300,000	315,369
Federal Home Loan Mortgage Corp., Notes	6.63	9/15/09	340,000	354,218
Federal Home Loan Mortgage Corp., Notes	6.88	9/15/10	300,000	319,981
Federal Home Loan Mortgage Corp., Notes	7.00	3/15/10	150,000	159,005
Federal National Mortgage Association, Notes	4.63	10/15/13	245,000	243,800
Federal National Mortgage Association, Notes	3.25	2/15/09	475,000	467,447
Federal National Mortgage Association, Sub. Notes	4.00	9/2/08	150,000	149,188
Federal National Mortgage Association, Notes	4.13	4/15/14	150,000	144,709
Federal National Mortgage Association, Notes	4.38	9/15/12	235,000	232,850
Federal National Mortgage Association, Notes	4.38	10/15/15	160,000	155,316
Federal National Mortgage Association, Notes	5.00	3/15/16	175,000	175,986
Federal National Mortgage Association, Notes	5.00	2/13/17	100,000	100,392
Federal National Mortgage Association, Notes	5.00	5/11/17	115,000	115,311
Federal National Mortgage Association, Notes	5.25	1/15/09	520,000	524,940

Income Portfolio (continued)

Bonds and Notes (continued)

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal National Mortgage Association, Notes	5.25	9/15/16	150,000	153,191
Federal National Mortgage Association, Notes	5.38	11/15/11	95,000	98,008
Federal National Mortgage Association, Notes	5.38	6/12/17	75,000	77,273
Federal National Mortgage Association, Notes	6.00	5/15/11	400,000	420,328
Federal National Mortgage Association, Notes	6.13	3/15/12	115,000	122,119
Federal National Mortgage Association, Sub. Notes	6.25	2/1/11	160,000	168,167
Federal National Mortgage Association, Notes	6.38	6/15/09	295,000	304,452
Federal National Mortgage Association, Notes	6.63	9/15/09	205,000	213,573
Federal National Mortgage Association, Notes	6.63	11/15/10	105,000	111,676
Federal National Mortgage Association, Notes	7.13	6/15/10	225,000	240,403
Federal National Mortgage Association, Notes	7.25	1/15/10	580,000	615,709
				14,333,472
U.S. Government Securities–27.6%				
U.S. Treasury Bonds	7.25	5/15/16	55,000 c	65,489
U.S. Treasury Bonds	7.50	11/15/16	380,000 c	461,730
U.S. Treasury Bonds	8.75	5/15/17	290,000 c	382,030
U.S. Treasury Bonds	10.38	11/15/12	155,000 c	156,247
U.S. Treasury Bonds	12.00	8/15/13	175,000 c	186,635
U.S. Treasury Bonds	12.50	8/15/14	130,000 c	149,713
U.S. Treasury Notes	3.13	4/15/09	65,000 c	64,223
U.S. Treasury Notes	3.25	1/15/09	1,150,000 c	1,140,387
U.S. Treasury Notes	3.38	10/15/09	170,000 c	168,114
U.S. Treasury Notes	3.50	11/15/09	655,000 c	648,860
U.S. Treasury Notes	3.50	2/15/10	210,000 c	207,670
U.S. Treasury Notes	3.63	7/15/09	600,000 c	596,766

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	3.63	1/15/10	600,000 c	595,594
U.S. Treasury Notes	3.63	5/15/13	445,000	431,337
U.S. Treasury Notes	3.88	2/15/13	215,000 c	211,489
U.S. Treasury Notes	4.00	6/15/09	400,000 c	400,344
U.S. Treasury Notes	4.00	3/15/10	155,000 c	155,133
U.S. Treasury Notes	4.00	11/15/12	410,000 c	406,669
U.S. Treasury Notes	4.00	2/15/14	405,000 c	397,596
U.S. Treasury Notes	4.13	8/15/10	630,000 c	632,264
U.S. Treasury Notes	4.13	5/15/15	500,000 c	489,609
U.S. Treasury Notes	4.25	8/15/13	600,000 c	599,578
U.S. Treasury Notes	4.25	11/15/13	500,000 c	498,711
U.S. Treasury Notes	4.25	8/15/14	415,000 c	412,212
U.S. Treasury Notes	4.25	11/15/14	440,000 c	435,910
U.S. Treasury Notes	4.25	8/15/15	300,000 c	295,735
U.S. Treasury Notes	4.38	8/15/12	290,000 c	292,810
U.S. Treasury Notes	4.50	2/15/09	355,000 c	357,524
U.S. Treasury Notes	4.50	4/30/09	1,180,000 c	1,190,326
U.S. Treasury Notes	4.50	2/28/11	795,000 c	806,366
U.S. Treasury Notes	4.50	11/30/11	325,000 c	329,240
U.S. Treasury Notes	4.50	3/31/12	200,000 c	202,484
U.S. Treasury Notes	4.50	4/30/12	285,000 c	288,585
U.S. Treasury Notes	4.50	11/15/15	445,000 c	445,730
U.S. Treasury Notes	4.50	2/15/16	430,000 c	430,202
U.S. Treasury Notes	4.50	5/15/17	415,000 c	412,796
U.S. Treasury Notes	4.63	11/15/09	1,250,000 c	1,266,603
U.S. Treasury Notes	4.63	2/29/12	245,000 c	249,422
U.S. Treasury Notes	4.63	11/15/16	205,000 c	206,073
U.S. Treasury Notes	4.63	2/15/17	525,000 c	527,584
U.S. Treasury Notes	4.75	11/15/08	1,125,000 c	1,134,668
U.S. Treasury Notes	4.75	12/31/08	1,330,000 c	1,342,365
U.S. Treasury Notes	4.75	5/31/12	215,000 c	219,955

Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
U.S. Government Securities (continued)					
U.S. Treasury Notes	4.75	5/15/14	445,000	c	455,152
U.S. Treasury Notes	4.75	8/15/17	550,000	c	557,563
U.S. Treasury Notes	4.88	5/15/09	1,250,000	c	1,268,262
U.S. Treasury Notes	4.88	8/15/09	585,000	c	594,598
U.S. Treasury Notes	4.88	5/31/11	270,000	c	277,172
U.S. Treasury Notes	4.88	2/15/12	360,000	c	370,857
U.S. Treasury Notes	4.88	6/30/12	525,000	c	539,848
U.S. Treasury Notes	4.88	8/15/16	280,000	c	286,650
U.S. Treasury Notes	5.00	2/15/11	500,000	c	515,195
U.S. Treasury Notes	5.00	8/15/11	965,000	c	997,343
U.S. Treasury Notes	5.13	6/30/11	835,000	c	864,291
U.S. Treasury Notes	5.13	5/15/16	600,000	c	625,360
U.S. Treasury Notes	5.75	8/15/10	660,000	c	690,783
U.S. Treasury Notes	6.00	8/15/09	795,000	c	824,254
U.S. Treasury Notes	6.50	2/15/10	595,000	c	628,609
					29,388,715
Total Bonds and Notes					
(cost $70,741,462)					**70,842,394**

Short-Term Investments—1.0%

U.S. Treasury Bills:				Value ($)
3.85%, 11/29/07		100,000		99,405
3.94%, 12/13/07		1,000,000	d	992,620
Total Short-Term Investments				
(cost $1,091,380)				**1,092,025**

Other Investment—31.9%

	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $33,915,000)	33,915,000	e	**33,915,000**

Income Portfolio (continued)

Investment of Cash Collateral for Securities Loaned—24.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $25,978,629)	25,978,629 [e]	**25,978,629**
Total Investments (cost $131,726,471)	**124.0%**	**131,828,048**
Liabilities, Less Cash and Receivables	**(24.0%)**	**(25,550,748)**
Net Assets	**100.0%**	**106,277,300**

[a]   *Variable rate security—interest rate subject to periodic change.*
[b]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 31, 2007, these securities amounted to $290,548 or .3% of net assets.*
[c]   *All or a portion of these securities are on loan. At September 30, 2007, the total market value of the portfolio's securities on loan is $28,346,354 and the total market value of the collateral held by the portfolio is $29,760,978 consisting of cash collateral of $25,978,629, U.S. Government and agencies securities valued at $2,444,704 and Letters of Credit valued at $1,337,645.*
[d]   *All or partially held by a broker as collateral for open financial futures positions.*
[e]   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Short-Term/Money Market Investments	57.4	Corporate Bonds	22.7
		Foreign/Governmental	2.8
U.S. Government & Agencies	41.1		**124.0**

[†]   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007

Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2007 ($)
Financial Futures Long				
Standard & Poor's 500	63	24,225,075	December 2007	**678,773**

See notes to financial statements.

September 30, 2007

Growth and Income Portfolio

Common Stocks–45.5%	Shares	Value ($)
Consumer Discretionary–5.8%		
Big Lots	7,600 a	226,784
Coach	5,400 a	255,258
EchoStar Communications, Cl. A	6,000 a	280,860
General Motors	7,100	260,570
Harley-Davidson	3,300	152,493
J.C. Penney	3,600	228,132
Mattel	8,800	206,448
McDonald's	9,200	501,124
McGraw-Hill Cos.	2,800	142,548
Newell Rubbermaid	8,200	236,324
News, Cl. A	11,400	250,686
Nordstrom	6,300	295,407
Priceline.com	4,200 a,b	372,750
Sotheby's	5,100	243,729
Viacom, Cl. B	4,150 a	161,725
Walt Disney	16,200	557,118
Yum! Brands	9,400	318,002
		4,689,958
Consumer Staples–3.5%		
Altria Group	4,100	285,073
Campbell Soup	5,800	214,600
Costco Wholesale	4,100	251,617
Kellogg	5,000	280,000
PepsiCo	7,600	556,776
Procter & Gamble	10,400	731,536
Reynolds American	7,500 b	476,925
		2,796,527
Energy–5.4%		
Chevron	8,800	823,504
ConocoPhillips	7,300	640,721
Exxon Mobil	17,600	1,629,056
Marathon Oil	6,400	364,928
Occidental Petroleum	5,900	378,072

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Transocean	1,300 [a]	146,965
Valero Energy	3,300	221,694
Western Refining	3,500	142,030
		4,346,970
Financial−8.2%		
American Express	2,400	142,488
American International Group	8,600	581,790
Bank of America	16,300	819,401
Bank of Montreal	2,200	144,056
Chubb	7,400	396,936
Citigroup	6,500	303,355
Deutsche Bank	2,100	269,619
Discover Financial Services	3,400	70,720
First Marblehead	4,050 [b]	153,617
Goldman Sachs Group	2,200	476,828
Hartford Financial Services Group	3,300	305,415
JPMorgan Chase & Co.	17,800	815,596
Lehman Brothers Holdings	6,300	388,899
M & T Bank	2,200	227,590
Merrill Lynch & Co.	4,000	285,120
MetLife	6,000	418,380
Morgan Stanley	6,800	428,400
ProLogis	3,900	258,765
Public Storage	2,000	157,300
		6,644,275
Health Care−5.7%		
Aetna	5,700	309,339
Alcon	1,700	244,664
Amgen	10,500 [a]	593,985
Becton, Dickinson & Co.	2,900	237,945
CIGNA	5,000	266,450
Forest Laboratories	3,800 [a]	141,702
Genzyme	4,200 [a]	260,232

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Humana	2,500 a	174,700
Johnson & Johnson	13,100	860,670
Medtronic	3,500	197,435
Merck & Co.	9,000	465,210
Pfizer	28,900	706,027
UnitedHealth Group	4,100	198,563
		4,656,922
Industrial−4.8%		
Acuity Brands	2,300	116,104
Cummins	2,200	281,358
Dover	3,700	188,515
General Dynamics	4,400	371,668
General Electric	25,500	1,055,700
Lockheed Martin	2,700	292,923
Parker Hannifin	2,200	246,026
Raytheon	9,100	580,762
United Technologies	7,000	563,360
Waste Management	5,000	188,700
		3,885,116
Information Technology−7.3%		
Accenture, Cl. A	11,200	450,800
Applied Materials	19,000	393,300
ASML Holding (NY Shares)	13,100 a	430,466
Autodesk	4,200 a	209,874
Cisco Systems	12,900 a	427,119
Dell	9,900 a	273,240
International Business Machines	5,400 b	636,120
Lexmark International, Cl. A	3,900 a	161,967
Linear Technology	8,500	297,415
MasterCard, Cl. A	2,100 b	310,737
Maxim Integrated Products	3,600	105,660

Growth and Income Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Microsoft	26,000	765,960
Nokia, ADR	9,300	352,749
Novell	43,700 a	333,868
QUALCOMM	3,700	156,362
Teradyne	9,500 a	131,100
Texas Instruments	9,000	329,310
Xerox	9,200 a	159,528
		5,925,575
Materials—1.9%		
Ashland	6,500	391,365
Dow Chemical	3,300	142,098
International Paper	9,400	337,178
Monsanto	2,000	171,480
Nucor	2,700	160,569
Sonoco Products	3,700	111,666
United States Steel	2,200	233,068
		1,547,424
Telecommunication Services—1.6%		
AT & T	20,400	863,124
Deutsche Telekom, ADR	8,100	159,003
Windstream	19,600	276,752
		1,298,879
Utilities—1.3%		
Atmos Energy	3,200	90,624
Consolidated Edison	3,900	180,570
Constellation Energy Group	2,500	214,475
Sempra Energy	6,500	377,780
Westar Energy	6,700	164,552
		1,028,001
Total Common Stocks		
(cost $29,687,854)		**36,819,647**

Growth and Income Portfolio (continued)

Bonds and Notes–36.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Boeing, Sr. Unscd. Notes	5.13	2/15/13	55,000	54,820
United Technologies, Unsub. Notes	7.13	11/15/10	40,000	42,429
				97,249
Automobile Manufacturers–.1%				
Daimler Finance North America, Gtd. Notes	6.50	11/15/13	55,000	57,102
Johnson Controls, Sr. Notes	5.50	1/15/16	25,000	24,663
				81,765
Banks–2.6%				
Bank of America, Sr. Notes	4.88	1/15/13	115,000	112,386
Bank of America, Sub. Notes	5.75	8/15/16	70,000	69,979
Bank of America, Sub. Notes	7.80	2/15/10	50,000	52,897
Bank One, Sub. Notes	5.90	11/15/11	165,000	168,142
BB & T, Sub. Notes	4.75	10/1/12	85,000	82,629
Deutsche Bank Financial, Bank Gtd. Notes	5.38	3/2/15	45,000	44,142
First Union, Sub. Notes	7.80	8/18/10	95,000	101,842
Fleet National Bank, Sub. Notes	5.75	1/15/09	235,000	237,237
HSBC Bank, Sub. Notes	6.95	3/15/11	160,000 [b]	169,235
Inter-American Development Bank, Notes	5.13	9/13/16	55,000	55,758
JPMorgan Chase & Co., Sub. Notes	5.75	1/2/13	50,000	50,762
KFW, Gov't Gtd. Notes	4.88	1/17/17	65,000	64,331

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
KFW,				
Gov't Gtd. Notes	5.13	3/14/16	35,000	35,120
Oesterreichische				
Kontrollbank,				
Gov't Gtd. Notes	4.50	3/9/15	40,000	38,712
PNC Funding,				
Bank Gtd. Notes	5.63	2/1/17	55,000	53,851
Rentenbank,				
Gov't Gtd. Notes, Ser. 5	3.25	6/16/08	250,000	247,774
Rentenbank,				
Gov't Gtd. Bonds	5.13	2/1/17	55,000	55,081
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	100,000	104,558
Sanwa Bank,				
Sub. Notes	7.40	6/15/11	80,000 b	86,053
Suntrust Bank,				
Sub. Notes	6.38	4/1/11	40,000	41,525
U.S. Bank,				
Sub. Notes	6.38	8/1/11	110,000	114,662
Wachovia,				
Sub. Notes	5.63	10/15/16	25,000	24,737
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	25,000	25,883
Wells Fargo,				
Sub. Notes	5.13	9/15/16	30,000	28,898
Zions Bancorporation,				
Sub. Notes	5.50	11/16/15	65,000	62,520
				2,128,714
Building & Construction—.2%				
Centex,				
Sr. Unscd. Notes	6.50	5/1/16	35,000	31,975
CRH America,				
Gtd. Notes	5.30	10/15/13	50,000	47,546
CRH America,				
Gtd. Notes	6.00	9/30/16	65,000	63,264
				142,785

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals–.2%				
E.I. du Pont de Nemours & Co.,				
Notes	4.75	11/15/12	55,000	53,821
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	70,000	75,359
				129,180
Commercial & Professional Services–.1%				
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	5.63	1/15/12	60,000	60,516
PHH,				
Sr. Unscd. Notes	7.13	3/1/13	35,000	36,952
				97,468
Consumer Products–.1%				
Clorox,				
Sr. Unscd. Notes	5.00	1/15/15	15,000	14,304
Kimberly-Clark,				
Sr. Notes	6.13	8/1/17	40,000	41,277
Procter & Gamble,				
Sr. Unsub. Notes	4.95	8/15/14	35,000	34,433
				90,014
Diversified Financial Services–3.1%				
American Express,				
Sr. Unscd. Notes	5.50	9/12/16	55,000	53,142
American General Finance,				
Notes, Ser. I	5.40	12/1/15	40,000	38,368
Bear Stearns,				
Unscd. Notes	5.30	10/30/15	55,000	51,533
Capital One Financial,				
Sr. Notes	5.70	9/15/11	40,000	40,101
CIT Group,				
Sr. Notes	5.13	9/30/14	90,000	82,203
Citigroup,				
Sub. Notes	5.00	9/15/14	150,000	144,797
Credit Suisse USA,				
Notes	4.70	6/1/09	275,000	274,407
European Investment Bank,				
Notes	5.25	6/15/11	105,000	107,585
General Electric Capital,				
Notes, Ser. A	3.13	4/1/09	90,000 [b]	87,692

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
General Electric Capital, Notes, Ser. A	4.75	9/15/14	55,000	52,917
General Electric Capital, Sr. Notes	5.38	10/20/16	30,000	29,426
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	70,000	72,254
Goldman Sachs Group, Notes	5.13	1/15/15	35,000	33,656
Goldman Sachs Group, Sr. Notes	5.35	1/15/16	60,000	58,020
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	75,000	72,898
Goldman Sachs Group, Sr. Notes	6.25	9/1/17	70,000	71,664
Goldman Sachs Group, Notes	6.60	1/15/12	55,000	57,690
Hartford Financial Services Group, Sr. Unscd. Notes	5.38	3/15/17	40,000	38,722
Household Finance, Sr. Unscd. Notes	6.38	11/27/12	55,000	56,966
Household Finance, Notes	8.00	7/15/10	160,000	171,817
International Lease Finance, Unsub. Notes	5.88	5/1/13	50,000	50,257
John Deere Capital, Notes	7.00	3/15/12	80,000	85,611
JPMorgan Chase, Sr. Unscd. Notes	4.75	3/1/15	60,000 [b]	56,931
Lehman Brothers Holdings, Notes, Ser. G	4.80	3/13/14	60,000	55,888
Lehman Brothers Holdings, Sub. Notes	6.50	7/19/17	50,000	50,763
Merrill Lynch & Co., Notes	5.45	7/15/14	45,000	44,197
Merrill Lynch & Co., Sr. Unscd. Notes	6.00	2/17/09	100,000	100,726
Morgan Stanley, Sr. Unscd. Notes	5.30	3/1/13	105,000	103,464

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	100,000	103,960
Pemex Finance, Notes	9.03	2/15/11	126,000	132,930
SLM, Unscd. Notes, Ser. A	5.00	10/1/13	50,000	43,714
Travelers Cos., Jr. Sub. Debs.	6.25	3/15/37	50,000 c	48,427
Western Union, Gtd. Notes	5.93	10/1/16	55,000	54,341
				2,527,067
Diversified Metals & Mining—.2%				
Alcan, Sr. Unscd. Notes	5.00	6/1/15	40,000	38,286
Alcoa, Notes	7.38	8/1/10	85,000	90,252
WellPoint, Sr. Unsub. Bonds	5.25	1/15/16	50,000	47,874
				176,412
Electric Utilities—.7%				
Consolidated Edison, Debs.	4.88	2/1/13	55,000	53,447
Exelon, Sr. Unscd. Notes	4.90	6/15/15	45,000	41,969
NiSource Finance, Gtd. Notes	7.88	11/15/10	100,000	107,112
Ohio Edison, Sr. Unscd. Notes	6.40	7/15/16	75,000	76,996
PPL Electric Utilities, Scd. Bonds	6.25	8/15/09	100,000	102,042
Public Service of Colorado, First Mortgage Bonds, Ser. 12	4.88	3/1/13	50,000	48,316
San Diego Gas & Electric, First Mortgage Bonds, Ser. CCC	5.30	11/15/15	40,000	39,086
Southwestern Electric Power, Sr. Unscd. Notes, Ser. E	5.55	1/15/17	25,000	24,199

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Virginia Electric & Power, Sr. Unscd. Notes, Ser. A	5.40	1/15/16	30,000	29,037
Wisconsin Energy, Sr. Unsub. Notes	6.50	4/1/11	50,000	51,985
				574,189
Food & Beverages−.5%				
Anheuser-Busch Cos., Sr. Unscd. Bonds	5.00	1/15/15	55,000	53,082
Coca-Cola Enterprises, Debs.	8.50	2/1/12	35,000	39,529
ConAgra Foods, Sr. Unscd. Notes	6.75	9/15/11	145,000	151,698
Safeway, Sr. Unscd. Notes	6.35	8/15/17	55,000	55,983
Sara Lee, Sr. Unscd. Notes	6.25	9/15/11	85,000	87,876
				388,168
Foreign/Governmental−1.3%				
African Development Bank, Sub. Notes	6.88	10/15/15	45,000	49,267
Asian Development Bank, Notes	4.25	10/20/14	60,000	57,722
European Investment Bank, Sr. Notes	4.00	3/3/10	350,000	347,596
Hydro Quebec, Gtd. Debs., Ser. JL	6.30	5/11/11	75,000	78,776
International Bank for Reconstruction & Development, Bonds	5.00	4/1/16	35,000	35,556
Province of Manitoba Canada, Debs., Ser. FH	4.90	12/6/16	45,000	44,105
Quebec Province, Unscd. Debs.	4.88	5/5/14	45,000	45,006
Quebec Province, Bonds	5.13	11/14/16	30,000	30,065

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
Republic of Chile, Unsub. Bonds	5.50	1/15/13	125,000 [b]	127,413
Republic of Italy, Unsub. Notes	5.63	6/15/12	125,000	129,858
Republic of Poland, Notes	5.00	10/19/15	40,000	39,704
United Mexican States, Notes	5.63	1/15/17	20,000	19,990
United Mexican States, Notes	6.63	3/3/15	65,000	69,713
				1,074,771
Health Care−.4%				
Abbott Laboratories, Notes	5.88	5/15/16	35,000	35,374
Baxter International, Sr. Unscd. Notes	5.90	9/1/16	50,000	50,497
Cardinal Health, Unsub. Bonds	4.00	6/15/15	60,000	52,972
Eli Lilly, Unsub. Notes	5.20	3/15/17	50,000	48,707
Unitedhealth Group, Sr. Unscd. Notes	4.88	4/1/13	70,000	68,239
Wyeth, Unsub. Notes	5.50	2/1/14	70,000	69,700
				325,489
Hotels & Motels−.1%				
Marriot International, Notes	6.38	6/15/17	50,000	**50,210**
Manufacturing−.1%				
General Electric, Notes	5.00	2/1/13	80,000	**79,393**
Media−.5%				
AOL Time Warner, Gtd. Notes	6.88	5/1/12	135,000	141,792
CBS, Gtd. Notes	7.70	7/30/10	30,000	31,868

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Comcast Cable Communications Holdings, Gtd. Notes	6.75	1/30/11	170,000	176,454
Cox Communications, Sr. Notes	5.45	12/15/14	45,000	43,719
				393,833
Oil & Gas−.7%				
Anadarko Finance, Gtd. Notes, Ser. B	6.75	5/1/11	140,000	146,466
Apache Finance Canada, Gtd. Bonds	4.38	5/15/15	50,000	46,075
ConocoPhillips, Unscd. Notes	8.75	5/25/10	75,000	81,782
Kinder Morgan Energy Partners, Notes	7.13	3/15/12	85,000	89,715
Pemex Project Funding Master Trust, Gtd. Notes	7.38	12/15/14	60,000	66,275
Sempra Energy, Sr. Unscd. Notes	7.95	3/1/10	25,000	26,472
Valero Energy, Sr. Notes	6.13	6/15/17	50,000	50,420
XTO Energy, Sr. Unscd. Notes	5.65	4/1/16	35,000	34,273
				541,478
Paper & Forest Products−.1%				
International Paper, Sr. Unscd. Notes	6.75	9/1/11	100,000	**104,441**
Pipelines−.1%				
El Paso Natural Gas, Sr. Unscd. Notes	5.95	4/15/17	35,000 [d]	34,357
ONEOK Partners, Gtd. Notes	6.15	10/1/16	55,000 [b]	55,362
				89,719
Property & Casualty Insurance−.5%				
Allstate, Sr. Unscd. Notes	7.20	12/1/09	65,000	68,032

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Berkshire Hathaway Finance, Gtd. Notes	4.85	1/15/15	60,000	57,681
MetLife, Sr. Unscd. Notes	6.13	12/1/11	35,000	36,296
Principal Life Income Funding Trusts, Gtd. Notes	5.10	4/15/14	75,000	75,007
Prudential Financial, Notes, Ser. C	4.75	6/13/15	55,000	51,785
Safeco, Unscd. Notes	4.88	2/1/10	90,000	90,255
St. Paul Travelers Cos., Sr. Unscd. Notes	5.50	12/1/15	40,000	39,131
				418,187
Real Estate Investment Trusts−.3%				
Boston Properties, Sr. Notes	5.00	6/1/15	85,000	79,329
ERP Operating, Sr. Unscd. Notes	6.63	3/15/12	30,000	30,974
Health Care Properties, Sr. Unscd. Notes	6.00	1/30/17	30,000	28,700
iStar Financial, Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	35,000	31,374
Prologis Trust, Sr. Notes	5.50	4/1/12	50,000	49,479
Simon Property Group, Unsub. Notes	5.75	12/1/15	35,000	34,251
				254,107
Retail−.4%				
CVS Caremark, Unscd. Notes	4.88	9/15/14	30,000	28,559
Federated Department Stores, Sr. Notes	6.63	4/1/11	55,000	56,736
Home Depot, Sr. Unscd. Notes	5.40	3/1/16	50,000	46,923

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Kohl's,				
Unsub. Notes	6.30	3/1/11	20,000	20,605
Lowe's Cos.,				
Sr. Unscd. Notes	5.00	10/15/15	25,000	23,569
Wal-Mart Stores,				
Sr. Unscd. Notes	6.88	8/10/09	130,000	134,438
				310,830
Technology−.2%				
Hewlett-Packard,				
Sr. Unscd. Notes	6.50	7/1/12	50,000	52,708
International Business Machines,				
Unscd. Notes	4.25	9/15/09	105,000	104,386
Intuit,				
Sr. Unscd. Notes	5.75	3/15/17	35,000	33,464
				190,558
Telecommunications−1.2%				
AT & T Wireless Services,				
Sr. Unsub. Notes	7.88	3/1/11	35,000	37,899
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	60,000	59,698
Deutsche Telekom International				
Finance, Gtd. Notes	3.88	7/22/08	120,000	118,680
Embarq,				
Sr. Unscd. Notes	6.74	6/1/13	70,000	72,866
Motorola,				
Unscd. Notes	7.63	11/15/10	87,000	92,444
SBC Communications,				
Sr. Unsub. Notes	4.13	9/15/09	140,000	137,786
SBC Communications,				
Sr. Unsub. Notes	5.10	9/15/14	75,000	72,679
Sprint Capital,				
Gtd. Notes	8.38	3/15/12	40,000	44,083
Sprint Nextel,				
Unscd. Notes	6.00	12/1/16	80,000	76,975

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Telecom Italia Capital, Gtd. Notes	5.25	11/15/13	25,000	24,294
Telefonica Emisones, Gtd. Notes	6.42	6/20/16	40,000	41,114
Verizon Communications, Sr. Unscd. Notes	5.50	4/1/17	25,000 [b]	24,540
Verizon Global Funding, Notes	7.25	12/1/10	85,000	90,359
Vodafone Group, Unscd. Notes	5.38	1/30/15	85,000	82,595
				976,012
Transportation−.2%				
Norfolk Southern, Sr. Notes	8.63	5/15/10	100,000	107,874
Union Pacific, Unscd. Notes	6.50	4/15/12	25,000	25,941
				133,815
U.S. Government Agencies−7.4%				
Federal Farm Credit Banks, Bonds	4.13	4/15/09	110,000	109,522
Federal Farm Credit Banks, Bonds	4.88	1/17/17	50,000	49,668
Federal Home Loan Banks, Bonds, Ser. 439	3.63	11/14/08	385,000	381,261
Federal Home Loan Banks, Bonds, Ser. 363	4.50	11/15/12	80,000	79,622
Federal Home Loan Banks, Bonds	4.75	12/16/16	60,000	59,067
Federal Home Loan Banks, Bonds	4.88	5/14/10	195,000	197,211
Federal Home Loan Banks, Bonds	4.88	11/18/11	120,000	121,406
Federal Home Loan Banks, Bonds	5.00	9/18/09	115,000	116,395

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Banks, Bonds, Ser. VB15	5.00	12/21/15	80,000	80,632
Federal Home Loan Banks, Bonds, Ser. 467	5.25	6/18/14	60,000	61,614
Federal Home Loan Banks, Bonds, Ser. 665	5.38	7/17/09	195,000	198,270
Federal Home Loan Banks, Bonds	5.38	8/19/11	80,000	82,376
Federal Home Loan Banks, Bonds, Ser. 656	5.38	5/18/16	40,000	41,237
Federal Home Loan Banks, Bonds, Ser. 312	5.75	5/15/12	80,000	83,875
Federal Home Loan Mortgage Corp., Notes	5.13	10/18/16	100,000	101,221
Federal Home Loan Mortgage Corp., Notes	4.13	7/12/10	195,000	193,596
Federal Home Loan Mortgage Corp., Notes	4.38	7/17/15	100,000	96,833
Federal Home Loan Mortgage Corp., Notes	4.50	1/15/14	140,000	138,137
Federal Home Loan Mortgage Corp., Notes,	5.13	7/15/12	170,000	173,941
Federal Home Loan Mortgage Corp., Notes	5.25	5/21/09	280,000	283,674
Federal Home Loan Mortgage Corp., Notes	5.25	4/18/16	110,000	112,475
Federal Home Loan Mortgage Corp., Notes	5.63	3/15/11	220,000	228,314
Federal Home Loan Mortgage Corp., Notes	5.75	3/15/09	320,000	325,859
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	50,000	52,273
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	65,000	67,984

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Mortgage Corp., Notes	6.63	9/15/09	20,000	20,836
Federal Home Loan Mortgage Corp., Notes	6.88	9/15/10	140,000	149,324
Federal Home Loan Mortgage Corp., Notes	7.00	3/15/10	110,000	116,603
Federal National Mortgage Association, Sub. Notes	4.00	9/2/08	195,000	193,944
Federal National Mortgage Association, Bonds	4.38	3/15/13	60,000	59,195
Federal National Mortgage Association, Notes	4.38	10/15/15	20,000	19,415
Federal National Mortgage Association, Notes	4.63	10/15/13	135,000	134,339
Federal National Mortgage Association, Notes	5.00	3/15/16	65,000	65,366
Federal National Mortgage Association, Notes	5.00	2/13/17	55,000	55,216
Federal National Mortgage Association, Notes	5.00	5/11/17	110,000	110,298
Federal National Mortgage Association, Notes	5.25	1/15/09	265,000	267,518
Federal National Mortgage Association, Notes	5.25	9/15/16	35,000	35,745
Federal National Mortgage Association, Notes	5.38	6/12/17	70,000	72,121
Federal National Mortgage Association, Notes	6.00	5/15/08	235,000	236,711
Federal National Mortgage Association, Notes	6.00	5/15/11	90,000	94,574
Federal National Mortgage Association, Notes	6.13	3/15/12	130,000	138,048
Federal National Mortgage Association, Notes	6.63	9/15/09	215,000	223,991
Federal National Mortgage Association, Notes	6.63	11/15/10	290,000	308,437

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal National Mortgage Association, Notes	7.25	1/15/10	205,000	217,621
				5,955,765
U.S. Government Securities−15.3%				
U.S. Treasury Bonds	7.25	5/15/16	105,000 b	125,024
U.S. Treasury Bonds	7.50	11/15/16	135,000 b	164,035
U.S. Treasury Bonds	8.75	5/15/17	150,000 b	197,601
U.S. Treasury Bonds	11.25	2/15/15	125,000 b	178,018
U.S. Treasury Bonds	12.00	8/15/13	235,000 b	250,624
U.S. Treasury Notes	3.50	11/15/09	335,000 b	331,860
U.S. Treasury Notes	3.50	2/15/10	285,000 b	281,839
U.S. Treasury Notes	3.63	5/15/13	195,000 b	189,013
U.S. Treasury Notes	3.88	5/15/09	425,000	424,569
U.S. Treasury Notes	3.88	5/15/10	340,000 b	339,123
U.S. Treasury Notes	3.88	2/15/13	190,000 b	186,897
U.S. Treasury Notes	4.00	6/15/09	475,000 b	475,409
U.S. Treasury Notes	4.00	11/15/12	235,000 b	233,091
U.S. Treasury Notes	4.00	2/15/14	180,000 b	176,709
U.S. Treasury Notes	4.00	2/15/15	275,000 b	267,631
U.S. Treasury Notes	4.13	5/15/15	180,000 b	176,259
U.S. Treasury Notes	4.25	8/15/13	160,000 b	159,888
U.S. Treasury Notes	4.25	11/15/13	245,000 b	244,368
U.S. Treasury Notes	4.25	8/15/14	215,000 b	213,556
U.S. Treasury Notes	4.25	11/15/14	165,000	163,466
U.S. Treasury Notes	4.38	11/15/08	540,000 b	542,278
U.S. Treasury Notes	4.38	8/15/12	220,000 b	222,131
U.S. Treasury Notes	4.50	11/15/10	320,000 b	324,475
U.S. Treasury Notes	4.50	11/30/11	155,000 b	157,022
U.S. Treasury Notes	4.50	4/30/12	170,000 b	172,138
U.S. Treasury Notes	4.50	11/15/15	175,000 b	175,287
U.S. Treasury Notes	4.50	2/15/16	120,000 b	120,056
U.S. Treasury Notes	4.50	5/15/17	125,000 b	124,336
U.S. Treasury Notes	4.63	11/30/08	545,000 b	549,343

Growth and Income Portfolio (continued)

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	4.63	7/31/09	625,000 [b]	632,373
U.S. Treasury Notes	4.63	8/31/11	260,000 [b]	264,672
U.S. Treasury Notes	4.63	10/31/11	150,000 [b]	152,719
U.S. Treasury Notes	4.63	11/15/16	185,000 [b]	185,968
U.S. Treasury Notes	4.63	2/15/17	160,000 [b]	160,788
U.S. Treasury Notes	4.75	8/15/17	185,000 [b]	187,544
U.S. Treasury Notes	4.88	8/31/08	240,000 [b]	241,631
U.S. Treasury Notes	4.88	5/15/09	505,000 [b]	512,378
U.S. Treasury Notes	4.88	8/15/09	435,000 [b]	442,137
U.S. Treasury Notes	4.88	4/30/11	200,000 [b]	205,234
U.S. Treasury Notes	4.88	7/31/11	180,000 [b]	184,823
U.S. Treasury Notes	4.88	2/15/12	240,000 [b]	247,238
U.S. Treasury Notes	4.88	8/15/16	160,000 [b]	163,800
U.S. Treasury Notes	5.00	2/15/11	290,000 [b]	298,813
U.S. Treasury Notes	5.00	8/15/11	355,000 [b]	366,898
U.S. Treasury Notes	5.13	5/15/16	145,000 [b]	151,129
U.S. Treasury Notes	5.75	8/15/10	335,000 [b]	350,625
U.S. Treasury Notes	6.00	8/15/09	135,000 [b]	139,968
U.S. Treasury Notes	6.50	2/15/10	350,000	369,770
				12,424,554
Total Bonds and Notes (cost $29,735,303)				**29,756,173**

Short-Term Investments—1.2%				
U.S. Treasury Bills;				
3.94%, 12/13/07 (cost $942,410)			950,000 [e]	**942,989**

Other Investment—16.2%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $13,147,000)			13,147,000 [f]	**13,147,000**

Growth and Income Portfolio (continued)

Investment of Cash Collateral for Securities Loaned—14.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $12,022,193)	12,022,193 [f]	**12,022,193**
Total Investments (cost $85,534,760)	**114.5%**	**92,688,002**
Liabilities, Less Cash and Receivables	**(14.5%)**	**(11,755,948)**
Net Assets	**100.0%**	**80,932,054**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At September 30, 2007, the total market value of the portfolio's securities on loan is $13,807,361 and the total market value of the collateral held by the portfolio is $14,200,044, consisting of cash collateral of $12,022,193, U.S. Government and agency securities valued at $1,907,351, and Letters of Credit valued at $270,500.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, this security amounted to $34,357 or .04% of net assets.*

[e] *All or partially held by a broker as collateral for open financial futures positions.*

[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Short-Term/Money Market Investments	32.3	Energy	5.4
		Industrial	4.8
U.S. Government & Agencies	22.7	Consumer Staples	3.5
Corporate Bonds	12.7	Materials	1.9
Financial	8.2	Telecommunication Services	1.6
Information Technology	7.3	Utilities	1.3
Consumer Discretionary	5.8	Foreign/Governmental	1.3
Health Care	5.7		**114.5**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007

Growth and Income Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2007 ($)
Financial Futures Long				
CAC 40	2	164,224	December 2007	4,731
DJ Euro STOXX 50	22	1,384,110	December 2007	46,397
FTSE 100	8	1,067,164	December 2007	20,937
Hang Seng	1	174,865	October 2007	4,693
Russell 2000	23	9,351,800	December 2007	278,185
Standard & Poor's 500	2	769,050	December 2007	4,940
SPI ASX 200 Index	3	439,662	December 2007	18,094
TOPIX	7	989,597	December 2007	62,977
				440,954

See notes to financial statements.

Growth Portfolio

Common Stocks−71.2%	Shares		Value ($)
Consumer Discretionary−9.0%			
Big Lots	6,900	a	205,896
Coach	4,800	a	226,896
EchoStar Communications, Cl. A	5,500	a	257,455
General Motors	6,400		234,880
Harley-Davidson	3,000		138,630
J.C. Penney	3,300		209,121
Mattel	7,900		185,334
McDonald's	8,300		452,101
McGraw-Hill Cos.	2,600		132,366
Newell Rubbermaid	7,500		216,150
News, Cl. A	10,200		224,298
Nordstrom	5,600		262,584
Priceline.com	3,800	a	337,250
Sotheby's	4,600		219,834
Viacom, Cl. B	3,800	a	148,086
Walt Disney	14,700		505,533
Yum! Brands	8,400		284,172
			4,240,586
Consumer Staples−5.4%			
Altria Group	3,700		257,261
Campbell Soup	5,300		196,100
Costco Wholesale	3,800		233,206
Kellogg	4,500		252,000
PepsiCo	6,800		498,168
Procter & Gamble	9,400		661,196
Reynolds American	7,100		451,489
			2,549,420
Energy−8.4%			
Chevron	8,000		748,640
ConocoPhillips	6,600		579,282
Exxon Mobil	15,900		1,471,704
Marathon Oil	5,800		330,716
Occidental Petroleum	5,400		346,032

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Transocean	1,100 a	124,355
Valero Energy	3,000	201,540
Western Refining	3,200	129,856
		3,932,125
Financial—12.9%		
American Express	2,200	130,614
American International Group	7,800	527,670
Bank of America	14,900	749,023
Bank of Montreal	2,000	130,960
Chubb	6,600	354,024
Citigroup	5,800	270,686
Deutsche Bank	1,900	243,941
Discover Financial Services	3,050	63,440
First Marblehead	3,600	136,548
Goldman Sachs Group	2,200	476,828
Hartford Financial Services Group	3,000	277,650
JPMorgan Chase & Co.	16,100	737,702
Lehman Brothers Holdings	5,800	358,034
M & T Bank	2,000	206,900
Merrill Lynch & Co.	3,700	263,736
MetLife	5,400	376,542
Morgan Stanley	6,100	384,300
ProLogis	3,500	232,225
Public Storage	1,700	133,705
		6,054,528
Health Care—9.0%		
Aetna	5,300	287,631
Alcon	1,500	215,880
Amgen	9,500 a	537,415
Becton, Dickinson & Co.	2,600	213,330
CIGNA	4,500	239,805

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Forest Laboratories	3,500 [a]	130,515
Genzyme	3,900 [a]	241,644
Humana	2,200 [a]	153,736
Johnson & Johnson	11,900	781,830
Medtronic	3,200	180,512
Merck & Co.	8,200	423,858
Pfizer	26,100	637,623
UnitedHealth Group	3,700	179,191
		4,222,970
Industrial—7.5%		
Acuity Brands	2,100	106,008
Cummins	2,000	255,780
Dover	3,300	168,135
General Dynamics	3,900	329,433
General Electric	23,200	960,480
Lockheed Martin	2,400	260,376
Parker Hannifin	2,200	246,026
Raytheon	8,300	529,706
United Technologies	6,300	507,024
Waste Management	4,500	169,830
		3,532,798
Information Technology—11.5%		
Accenture, Cl. A	10,200	410,550
Applied Materials	17,100	353,970
ASML Holding (NY Shares)	11,900 [a]	391,034
Autodesk	3,800 [a]	189,886
Cisco Systems	11,700 [a]	387,387
Dell	8,900 [a]	245,640
International Business Machines	4,900	577,220
Lexmark International, Cl. A	3,500 [a]	145,355
Linear Technology	7,600	265,924

Growth Portfolio (continued)

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
MasterCard, Cl. A	2,000	295,940
Maxim Integrated Products	3,300	96,855
Microsoft	23,400	689,364
Nokia, ADR	8,400	318,612
Novell	39,600 a	302,544
QUALCOMM	3,300	139,458
Teradyne	8,500 a	117,300
Texas Instruments	8,200	300,038
Xerox	8,400 a	145,656
		5,372,733
Materials—3.0%		
Ashland	5,900	355,239
Dow Chemical	3,000	129,180
International Paper	8,600	308,482
Monsanto	1,800	154,332
Nucor	2,500	148,675
Sonoco Products	3,400	102,612
United States Steel	2,000	211,880
		1,410,400
Telecommunication Services—2.5%		
AT & T	18,600	786,966
Deutsche Telekom, ADR	7,100	139,373
Windstream	17,700	249,924
		1,176,263
Utilities—2.0%		
Atmos Energy	2,900	82,128
Consolidated Edison	3,500	162,050
Constellation Energy Group	2,300	197,317
Sempra Energy	5,900	342,908
Westar Energy	6,000	147,360
		931,763
Total Common Stocks		
(cost $27,245,925)		**33,423,586**

Growth Portfolio (continued)

Short-Term Investments−2.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.94%, 12/13/07		
(cost $992,010)	1,000,000 [b]	**992,620**

Other Investment−26.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $12,434,000)	12,434,000 [c]	**12,434,000**
Total Investments (cost $40,671,935)	**99.8%**	**46,850,206**
Cash and Receivables (Net)	**.2%**	**70,082**
Net Assets	**100.0%**	**46,920,288**

ADR—American Depository Receipts

[a] Non-income producing security.

[b] All or partially held by a broker as collateral for open financial futures positions.

[c] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Short-Term/Money		Industrial	7.5
Market Investments	28.6	Consumer Staples	5.4
Financial	12.9	Materials	3.0
Information Technology	11.5	Telecommunication Services	2.5
Health Care	9.0	Utilities	2.0
Consumer Discretionary	9.0		
Energy	8.4		**99.8**

† Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007

Growth Portfolio

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2007 ($)
Financial Futures Long				
CAC 40	3	246,336	December 2007	7,097
DJ Euro STOXX 50	33	2,076,165	December 2007	69,595
FTSE 100	13	1,734,141	December 2007	34,023
Hang Seng	2	349,729	October 2007	9,386
Russell 2000	18	7,318,800	December 2007	217,710
SPI ASX 200 Index	4	586,217	December 2007	24,126
TOPIX	10	1,413,711	December 2007	89,967
				451,904

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Assets ($):			
Investments in securities–			
See Statement of Investments†–Note 2(c)			
(including securities on loan††):			
Unaffiliated issuers	71,934,419	67,518,809	34,416,206
Affiliated issuers	59,893,629	25,169,193	12,434,000
Cash	18,612	207,273	133,545
Receivable for investment securities sold	1,527,873	422,969	–
Dividends and interest receivable	1,038,025	469,590	87,414
Receivable for shares of			
Common Stock subscribed	39,635	4,062	–
Receivable for futures variation margin–Note 5	–	91,329	184,693
Prepaid expenses	–	–	5,085
	134,452,193	**93,883,225**	**47,260,943**
Liabilities ($):			
Due to The Dreyfus Corporation			
and affiliates–Note 4(b)	55,926	68,322	35,786
Liability for securities on loan–Note 2(c)	25,978,629	12,022,193	–
Payable for investment securities purchased	1,807,526	563,354	–
Payable for shares of Common Stock redeemed	126,428	206,957	229,208
Payable for futures variation margin–Note 5	102,375	–	–
Accrued expenses	104,009	90,345	75,661
	28,174,893	**12,951,171**	**340,655**
Net Assets ($)	**106,277,300**	**80,932,054**	**46,920,288**

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Composition of Net Assets ($):			
Paid-in capital	104,211,252	68,649,944	37,060,468
Accumulated undistributed investment income−net	3,116,708	1,338,472	473,352
Accumulated net realized gain (loss) on investments	(1,831,010)	3,349,442	2,756,293
Accumulated net unrealized appreciation (depreciation) on investments (including $678,773 net unrealized appreciation on financial futures for the Income Portfolio)	780,350	−	−
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $440,954 and $451,904 net unrealized appreciation on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively)	−	7,594,196	6,630,175
Net Assets ($)	**106,277,300**	**80,932,054**	**46,920,288**

Net Asset Value Per Share	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Restricted Class Shares			
Net Assets ($)	97,655,869	34,101,987	34,623,654
Shares Outstanding	7,430,893	1,985,208	1,813,005
Net Asset Value Per Share ($)	**13.14**	**17.18**	**19.10**
Investor Class Shares			
Net Assets ($)	8,621,431	46,830,067	12,296,634
Shares Outstanding	660,145	2,575,707	641,965
Net Asset Value Per Share ($)	**13.06**	**18.18**	**19.15**
† **Investments at cost ($):**			
Unaffiliated issuers	71,832,842	60,365,567	28,237,935
Affiliated issuers	59,893,629	25,169,193	12,434,000
†† **Value of securities on loan ($)**	**28,346,354**	**13,807,361**	**−**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2007

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Investment Income ($):			
Income:			
Interest	3,687,009	1,564,796	98,015
Cash dividends (net of $3,185 and $2,845 foreign taxes withheld at source for the Growth and Income Portfolio and the Growth Portfolio, respectively):			
Unaffiliated issuers	–	746,184	614,756
Affiliated issuers	1,491,106	680,771	617,584
Income from securities lending	29,951	15,268	278
Total Income	**5,208,066**	**3,007,019**	**1,330,633**
Expenses−Note 2(e):			
Investment advisory fee−Note 4(a)	619,622	642,231	351,049
Shareholder servicing costs−Note 4(b)	241,770	218,060	154,303
Registration fees	32,540	37,820	29,288
Custodian fees−Note 4(b)	10,917	16,324	8,667
Directors' fees and expenses−Note 4(c)	2,194	1,943	1,280
Prospectus and shareholders' reports	1,800	19,328	4,410
Loan commitment fees−Note 3	579	162	197
Auditing fees	36,874	42,441	29,657
Legal fees	8,643	7,345	3,155
Miscellaneous	42,490	33,360	10,822
Total Expenses	**997,429**	**1,019,014**	**592,828**
Less−waiver of fees due to undertaking−Note 4(a)	(19,697)	–	–
Less−reduction in custody fees due to earnings credits−Note 2(c)	(6,532)	(5,951)	(965)
Net Expenses	**971,200**	**1,013,063**	**591,863**
Investment Income−Net	**4,236,866**	**1,993,956**	**738,770**

	Income Portfolio	Growth and Income Portfolio	Growth Portfolio
Realized and Unrealized Gain (Loss) on Investments–Note 5 ($):			
Net realized gain (loss) on investments	(479,982)	3,986,081	3,117,469
Net realized gain (loss) on financial futures	1,967,290	1,258,649	1,075,576
Net Realized Gain (Loss)	**1,487,308**	**5,244,730**	**4,193,045**
Net unrealized appreciation (depreciation) on investments (including $343,083 net unrealized appreciation on financial futures for the Income Portfolio)	1,158,045	–	–
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $47,520 and $127,212 net unrealized appreciation on financial futures for the Growth and Income Portfolio and the Growth Portfolio, respectively)	–	2,266,828	1,731,525
Net Realized and Unrealized Gain (Loss) on Investments	**2,645,353**	**7,511,558**	**5,924,570**
Net Increase in Net Assets Resulting from Operations	**6,882,219**	**9,505,514**	**6,663,340**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
Income Portfolio	2007	2006
Operations ($):		
Investment income–net	4,236,866	3,676,345
Net realized gain (loss) on investments	1,487,308	342,535
Net unrealized appreciation (depreciation) on investments	1,158,045	56,182
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,882,219**	**4,075,062**
Dividends to Shareholders from ($):		
Investment income–net:		
Restricted Class shares	(3,705,462)	(3,626,200)
Investor Class shares	(398,032)	(429,239)
Total Dividends	**(4,103,494)**	**(4,055,439)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	7,940,784	8,110,997
Investor Class shares	1,682,593	1,561,535
Dividends reinvested:		
Restricted Class shares	3,701,545	3,618,743
Investor Class shares	391,880	417,771
Cost of shares redeemed:		
Restricted Class shares	(5,868,654)	(20,418,670)
Investor Class shares	(4,173,525)	(1,943,820)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**3,674,623**	**(8,653,444)**
Total Increase (Decrease) in Net Assets	**6,453,348**	**(8,633,821)**
Net Assets ($):		
Beginning of Period	99,823,952	108,457,773
End of Period	**106,277,300**	**99,823,952**
Undistributed investment income–net	3,116,708	2,715,169

	Year Ended September 30,	
Income Portfolio (continued)	2007	2006
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	620,456	648,650
Shares issued for dividends reinvested	294,006	293,264
Shares redeemed	(458,589)	(1,606,795)
Net Increase (Decrease) in Shares Outstanding	**455,873**	**(664,881)**
Investor Class Shares		
Shares sold	132,380	125,104
Shares issued for dividends reinvested	31,325	34,048
Shares redeemed	(328,247)	(155,959)
Net Increase (Decrease) in Shares Outstanding	**(164,542)**	**3,193**

See notes to financial statements.

Growth and Income Portfolio	Year Ended September 30,	
	2007	2006
Operations ($):		
Investment income−net	1,993,956	2,844,331
Net realized gain (loss) on investments	5,244,730	16,008,438
Net unrealized appreciation (depreciation) on investments	2,266,828	(9,135,223)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,505,514**	**9,717,546**
Dividends to Shareholders from ($):		
Investment income−net:		
Restricted Class shares	(1,270,317)	(2,761,289)
Investor Class shares	(1,331,395)	(2,339,347)
Net realized gain on investments:		
Restricted Class shares	(1,936,550)	−
Investor Class shares	(2,174,366)	−
Total Dividends	**(6,712,628)**	**(5,100,636)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	3,787,470	4,935,077
Investor Class shares	4,985,736	4,078,959
Dividends reinvested:		
Restricted Class shares	3,202,553	2,753,322
Investor Class shares	3,398,026	2,253,839
Cost of shares redeemed:		
Restricted Class shares	(14,916,440)	(140,961,478)
Investor Class shares	(12,803,222)	(9,494,456)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(12,345,877)**	**(136,434,737)**
Total Increase (Decrease) in Net Assets	**(9,552,991)**	**(131,817,827)**
Net Assets ($):		
Beginning of Period	90,485,045	222,302,872
End of Period	**80,932,054**	**90,485,045**
Undistributed investment income−net	1,338,472	1,816,343

	Year Ended September 30,	
Growth and Income Portfolio (continued)	2007	2006
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	226,864	309,065
Shares issued for dividends reinvested	198,300	175,595
Shares redeemed	(900,447)	(8,639,688)
Net Increase (Decrease) in Shares Outstanding	**(475,283)**	**(8,155,028)**
Investor Class Shares		
Shares sold	282,248	240,962
Shares issued for dividends reinvested	198,252	135,856
Shares redeemed	(736,807)	(563,142)
Net Increase (Decrease) in Shares Outstanding	**(256,307)**	**(186,324)**

See notes to financial statements.

	Year Ended September 30,	
Growth Portfolio	2007	2006
Operations ($):		
Investment income–net	738,770	921,471
Net realized gain (loss) on investments	4,193,045	9,169,454
Net unrealized appreciation (depreciation) on investments	1,731,525	(3,225,290)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,663,340**	**6,865,635**
Dividends to Shareholders from ($):		
Investment income–net:		
Restricted Class shares	(755,399)	(919,845)
Investor Class shares	(420,855)	(318,800)
Net realized gain on investments:		
Restricted Class shares	(47,654)	–
Investor Class shares	(29,211)	–
Total Dividends	**(1,253,119)**	**(1,238,645)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Restricted Class shares	7,178,139	8,083,534
Investor Class shares	3,213,568	4,111,480
Dividends reinvested:		
Restricted Class shares	784,787	903,948
Investor Class shares	445,221	318,313
Cost of shares redeemed:		
Restricted Class shares	(6,552,324)	(59,845,581)
Investor Class shares	(10,928,960)	(3,030,846)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,859,569)**	**(49,459,152)**
Total Increase (Decrease) in Net Assets	**(449,348)**	**(43,832,162)**
Net Assets ($):		
Beginning of Period	47,369,636	91,201,798
End of Period	**46,920,288**	**47,369,636**
Undistributed investment income–net	473,352	917,224

	Year Ended September 30,	
Growth Portfolio (continued)	2007	2006
Capital Share Transactions:		
Restricted Class Shares		
Shares sold	395,567	501,500
Shares issued for dividends reinvested	44,338	57,248
Shares redeemed	(359,499)	(3,721,946)
Net Increase (Decrease) in Shares Outstanding	**80,406**	**(3,163,198)**
Investor Class Shares		
Shares sold	177,540	253,068
Shares issued for dividends reinvested	25,012	20,070
Shares redeemed	(610,462)	(187,036)
Net Increase (Decrease) in Shares Outstanding	**(407,910)**	**86,102**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in each portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolios' financial statements.

| | Restricted Class Shares | | | | |
| | Year Ended September 30, | | | | |
Income Portfolio	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.81	12.83	12.89	12.83	12.24
Investment Operations:					
Investment income−net[a]	.53	.46	.40	.34	.37
Net realized and unrealized gain (loss) on investments	.33	.05	(.02)	.17	.62
Total from Investment Operations	.86	.51	.38	.51	.99
Distributions:					
Dividends from investment income−net	(.53)	(.53)	(.44)	(.45)	(.40)
Net asset value, end of period	13.14	12.81	12.83	12.89	12.83
Total Return (%)	6.87	4.12	3.02	4.03	8.27
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.94	1.02	.72	.72	.71
Ratio of net expenses to average net assets	.94	1.02	.72	.72	.71
Ratio of net investment income to average net assets	4.11	3.68	3.14	2.64	2.96
Portfolio Turnover Rate	36.02	31.94	38.77	35.18	37.88
Net Assets, end of period ($ x 1,000)	97,656	89,341	97,984	98,032	92,924

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Income Portfolio (continued)	Investor Class Shares				
	Year Ended September 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.71	12.75	12.82	12.77	12.19
Investment Operations:					
Investment income–net[a]	.51	.44	.34	.27	.31
Net realized and unrealized gain (loss) on investments	.34	.05	(.04)	.17	.62
Total from Investment Operations	.85	.49	.30	.44	.93
Distributions:					
Dividends from investment income–net	(.50)	(.53)	(.37)	(.39)	(.35)
Net asset value, end of period	13.06	12.71	12.75	12.82	12.77
Total Return (%)	6.84	3.95	2.37	3.52	7.76
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.21	1.20	1.26	1.25	1.19
Ratio of net expenses to average net assets	1.00	1.20	1.26	1.25	1.19
Ratio of net investment income to average net assets	4.04	3.50	2.66	2.12	2.48
Portfolio Turnover Rate	36.02	31.94	38.77	35.18	37.88
Net Assets, end of period ($ x 1,000)	8,621	10,483	10,474	13,095	19,570

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Growth and Income Portfolio	Restricted Class Shares				
	Year Ended September 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.60	16.11	15.09	14.16	12.54
Investment Operations:					
Investment income−net[a]	.42	.36	.35	.26	.25
Net realized and unrealized gain (loss) on investments	1.45	.94	1.07	.99	1.73
Total from Investment Operations	1.87	1.30	1.42	1.25	1.98
Distributions:					
Dividends from investment income−net	(.51)	(.81)	(.40)	(.32)	(.36)
Dividends from net realized gain on investments	(.78)	−	−	−	−
Total Distributions	(1.29)	(.81)	(.40)	(.32)	(.36)
Net asset value, end of period	17.18	16.60	16.11	15.09	14.16
Total Return (%)	11.70	8.44	9.49	8.90	16.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.02	.84	.82	.81
Ratio of net expenses to average net assets	1.00	1.02	.84	.82	.81
Ratio of net investment income to average net assets	2.50	2.48	2.28	1.71	1.91
Portfolio Turnover Rate	49.68	48.36	58.32	60.52	69.67
Net Assets, end of period ($ x 1,000)	34,102	40,856	171,055	196,656	187,661

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Growth and Income Portfolio (continued)	Investor Class Shares				
	Year Ended September 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.52	16.98	15.81	14.85	13.12
Investment Operations:					
Investment income–net [a]	.39	.36	.34	.18	.20
Net realized and unrealized gain (loss) on investments	1.53	.97	1.12	1.03	1.82
Total from Investment Operations	1.92	1.33	1.46	1.21	2.02
Distributions:					
Dividends from investment income–net	(.48)	(.79)	(.29)	(.25)	(.29)
Dividends from net realized gain on investments	(.78)	–	–	–	–
Total Distributions	(1.26)	(.79)	(.29)	(.25)	(.29)
Net asset value, end of period	18.18	17.52	16.98	15.81	14.85
Total Return (%)	11.37	8.08	9.27	8.23	15.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.34	1.32	1.04	1.37	1.28
Ratio of net expenses to average net assets	1.34	1.32	1.04	1.37	1.28
Ratio of net investment income to average net assets	2.18	2.13	2.08	1.15	1.44
Portfolio Turnover Rate	49.68	48.36	58.32	60.52	69.67
Net Assets, end of period ($ x 1,000)	46,830	49,629	51,247	57,483	136,423

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Restricted Class Shares				
	Year Ended September 30,				
Growth Portfolio	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.00	15.56	13.59	12.15	10.02
Investment Operations:					
Investment income–net[a]	.30	.24	.21	.07	.07
Net realized and unrealized gain (loss) on investments	2.26	1.60	1.84	1.45	2.12
Total from Investment Operations	2.56	1.84	2.05	1.52	2.19
Distributions:					
Dividends from investment income–net	(.43)	(.40)	(.08)	(.08)	(.06)
Dividends from net realized gain on investments	(.03)	–	–	–	–
Total Distributions	(.46)	(.40)	(.08)	(.08)	(.06)
Net asset value, end of period	19.10	17.00	15.56	13.59	12.15
Total Return (%)	15.24	11.99	15.12	12.50	21.95
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.18	1.27	.86	.84	.91
Ratio of net expenses to average net assets	1.18	1.27	.86	.84	.91
Ratio of net investment income to average net assets	1.66	1.59	1.46	.55	.61
Portfolio Turnover Rate	52.30	55.09	75.92	74.19	83.90
Net Assets, end of period ($ x 1,000)	34,624	29,454	76,189	74,742	62,473

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Growth Portfolio (continued)	Investor Class Shares				
	Year Ended September 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.06	15.58	13.59	12.18	10.04
Investment Operations:					
Investment income−net[a]	.25	.23	.15	.00[b]	.02
Net realized and unrealized gain (loss) on investments	2.26	1.58	1.84	1.44	2.12
Total from Investment Operations	2.51	1.81	1.99	1.44	2.14
Distributions:					
Dividends from investment income−net	(.39)	(.33)	−	(.03)	(.00)[b]
Dividends from net realized gain on investments	(.03)	−	−	−	−
Total Distributions	(.42)	(.33)	−	(.03)	(.00)[b]
Net asset value, end of period	19.15	17.06	15.58	13.59	12.18
Total Return (%)	14.88	11.76	14.64	11.85	21.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.47	1.41	1.31	1.36	1.37
Ratio of net expenses to average net assets	1.47	1.41	1.31	1.36	1.37
Ratio of net investment income to average net assets	1.38	1.45	1.01	.02	.15
Portfolio Turnover Rate	52.30	55.09	75.92	74.19	83.90
Net Assets, end of period ($ x 1,000)	12,297	17,915	15,013	14,698	22,210

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—General:

Dreyfus LifeTime Portfolios, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three diversified portfolios: the Income Portfolio, the primary investment objective of which is to maximize current income, the Growth and Income Portfolio, the investment objective of which is to maximize total return, consisting of capital appreciation and current income and the Growth Portfolio, the investment objective of which is capital appreciation. The fund accounts separately for the assets, liabilities and operations of each portfolio. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each portfolio's investment adviser. Mellon Equity Associates ("Mellon Equity"), an indirect wholly-owned subsidiary of Mellon Financial, serves as each portfolio's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Common Stock in each of the following classes of shares: Restricted and Investor. Investor Class shares are offered to any investor and Restricted Class shares are offered only to clients of certain banks, securities brokers or dealers and other financial institutions (collectively, Service Agents) that have entered into selling agreements with the Distributor. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The portfolios enter into contracts that contain a variety of indemnifications. The portfolios' maximum exposure under these arrangements is unknown. The portfolios do not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

Debt securities (excluding short-term investments, other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the portfolios receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolios include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, each portfolio may lend securities to qualified institutions. It is each portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is each portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. Each portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, each portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Expenses: Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them on a pro rata basis.

(f) Dividends to shareholders: Dividends are recorded by each portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, with respect to each portfolio, are normally declared and paid annually, but each portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain of a portfolio can be offset by a capital loss carryover of that portfolio, such gain will not be distributed. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of each portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each portfolio is treated as a single entity for the purpose of determining such qualification.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income ($)	Accumulated Capital (Losses) ($)	Undistributed Capital Gains ($)	Unrealized Appreciation (Depreciation) ($)
Income Portfolio	3,116,708	(436,612)	–	(614,048)
Growth and Income Portfolio	3,054,706	–	2,449,847	6,777,557
Growth Portfolio	1,721,619	–	1,753,791	6,384,410

The accumulated capital loss carryovers available to be applied against future net securities profits, if any, realized subsequent to September 30, 2007, were as follows:

	2010 ($)†	2011 ($)†	Total ($)
Income Portfolio	99,705	336,907	436,612

† *If not applied, the carryovers expire in the above years.*

The tax characters of distributions paid to shareholders during the fiscal periods ended September 30, 2007 and September 30, 2006, respectively, were as follows:

	Ordinary Income ($)		Long-Term Capital Gain ($)	
	2007	2006	2007	2006
Income Portfolio	4,103,494	4,055,439	–	–
Growth and Income Portfolio	2,941,032	5,100,636	3,771,596	–
Growth Portfolio	1,176,254	1,238,645	76,865	–

During the period ended September 30, 2007, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments for the Income Portfolio, amortization adjustments and real estate investment trusts for the Growth and Income Portfolio and real estate investment trusts for the Growth Portfolio, the portfolios increased (decreased) accumulated undistributed investment income-net and increased (decreased) net realized gain (loss) on investments. Net assets and net asset value per share were not affected by these reclassifications. The following summarizes these changes:

	Accumulated Undistributed Investment income−Net ($)	Accumulated Net Realized Gain (Loss) ($)
Income Portfolio	268,167	(268,167)
Growth and Income Portfolio	129,885	(129,885)
Growth Portfolio	(6,388)	6,388

NOTE 3—Bank Line of Credit:

Each portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, each portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to a portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2007, the Income Portfolio, Growth and Income Portfolio and the Growth Portfolio did not borrow under the Facility.

NOTE 4—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an investment advisory agreement (the "Agreement") with Dreyfus, the Investment Advisory fee is computed on the value of each portfolio's average daily net assets and is payable monthly at the following annual rates: .60% of the Income portfolio and .75% of the Growth and Income Portfolio and the Growth Portfolio. The fund has undertaken for the Income Portfolio for the period from October 1, 2006 through September 30, 2008, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage, commissions and extraordinary expenses) exceeding 1%. The waiver of fees, pursuant to the undertaking, amount to $19,697 during the period ended September 30, 2007 for the Income Portfolio.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Equity, Dreyfus has agreed to pay Mellon Equity a monthly sub-advisory fee for each portfolio, computed at the following annual rates:

Total Portfolio Net Assets	Annual Fee as a Percentage of Average Daily Net Assets of each Portfolio
$0 up to $600 million	.35%
$600 million up to $1.2 billion	.25%
$1.2 billion up to $1.8 billion	.20%
In excess of $1.8 billion	.15%

(b) Under the Shareholder Services Plan, each portfolio pays the Distributor, at an annual rate of .25% of the value of the average daily net assets of each portfolio's Investor Class shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding each portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended September 30, 2007, each portfolio's Investor Class was charged the following pursuant to the Shareholder Services Plan:

Income Portfolio	$ 23,862
Growth and Income Portfolio	117,351
Growth Portfolio	33,955

Each portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for each portfolio. During the period ended September 30, 2007, each portfolio was charged the following pursuant to the transfer agency agreement:

Income Portfolio	$ 4,218
Growth and Income Portfolio	21,648
Growth Portfolio	6,562

Each portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for each portfolio. During the period ended September 30, 2007, each portfolio was charged the following pursuant to the custody agreement:

Income Portfolio	$10,917
Growth and Income Portfolio	16,324
Growth Portfolio	8,667

During the period ended September 30, 2007, each portfolio was charged $4,579 for services performed by the Chief Compliance Officer.

The following summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each portfolio:

	Investment Advisory Fees ($)	Shareholder Services Plan Fees ($)	Custodian Fees ($)	Chief Compliance Officer Fees ($)	Transfer Agency Per Account Fees ($)	Expense Reimbursement ($)
Income Portfolio	52,274	1,852	2,255	2,411	756	(3,622)
Growth and Income Portfolio	49,199	9,447	3,639	2,411	3,626	–
Growth Portfolio	28,372	2,481	1,532	2,411	990	–

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 5—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended September 30, 2007:

	Purchases ($)	Sales ($)
Income Portfolio	26,821,608	24,893,410
Growth and Income Portfolio	35,036,414	54,921,643
Growth Portfolio	17,202,104	25,837,923

Each portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. A portfolio is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require a portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, a portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2007, are set forth in the Statements of Financial Futures.

The following summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each portfolio at September 30, 2007:

	Cost of Investments ($)	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Income Portfolio	132,442,096	1,313,379	(1,927,427)	(614,048)
Growth and Income Portfolio	86,068,274	8,489,105	(1,869,377)	6,619,728
Growth Portfolio	40,699,990	6,964,185	(813,969)	6,150,216

NOTE 6—Subsequent Event:

On October 18, 2007, the Board of Directors of the fund approved, subject to Board and shareholder approval of Dreyfus Founders Balanced Fund, an Agreement and Plan of Reorganization ("Agreement") to merge Dreyfus Founders Balanced Fund into Dreyfus Lifetime Portfolios, Inc.- Growth and Income Portfolio as part of a tax-free reorganization. The Board of Dreyfus Founders Balanced Fund approved the Agreement on November 8, 2007, if the Agreement is approved by shareholders on or about February 27, 2008, it is currently anticipated expected that the Agreement will occur during the second quarter of calendar year 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus LifeTime Portfolios, Inc.

We have audited the accompanying statements of assets and liabilities, including the statements of investments and financial futures, of Dreyfus LifeTime Portfolios, Inc. (comprising, respectively, the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio) as of September 30, 2007, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance bout whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2007 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Dreyfus LifeTime Portfolios, Inc. at September 30, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
November 9, 2007

In accordance with federal and state (where applicable) tax law, Dreyfus Lifetime Portfolios, Inc. (Income Portfolio, Growth and Income Portfolio and Growth portfolio) hereby makes the following designations of dividends and distributions paid during the fiscal year ended September 30, 2007:

	Long-Term Capital Gains Distribution Per Share ($)	Short-Term Capital Gains Distribution Per Share ($)	Payable Date	Dividends Received Deduction	Qualifying Dividend Income
Income Portfolio	N/A	N/A	N/A	N/A	N/A
Growth and Income Portfolio	$.7147	$.0643	12/5/06	27.71%	$698,143
Growth Portfolio	$.0270	N/A	12/5/06	74.02%	$261,188

N/A—Not Applicable

The percentage of ordinary dividends shown qualify for the corporate dividends received deduction and also the amount of ordinary dividends shown qualify as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF EACH PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors for the Growth Portfolio, the Growth and Income Portfolio and the Income Portfolio (each, a "Portfolio") held on July 19 and 20, 2007, the Board considered the re-approval for an annual period (through August 31, 2008) of each Portfolio's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the Portfolio with investment advisory and administrative services, as well as the Sub-Investment Advisory Agreement (the "Sub-Advisory Agreement") between Dreyfus and Mellon Equity Associates, Inc. (the "Sub-Adviser"), an affiliate of Dreyfus, pursuant to which the Sub-Adviser provides day-to-day management of each Portfolio's equity investments and the asset allocation determination for each of the Growth Portfolio and the Growth and Income Portfolio, subject to Dreyfus' oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus and the Sub-Adviser.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolios. The Board members received a presentation from representatives of Dreyfus regarding services provided to the Portfolios and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to each Portfolio pursuant to its Management Agreement and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. Dreyfus' representatives reviewed each Portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the Portfolios as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the Portfolios. Dreyfus also provided the number of shareholder accounts in each Portfolio, as well as each Portfolio's asset size.

The Board members also considered Dreyfus' and the Sub-Adviser's research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure, as well as Dreyfus' supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of Each Portfolio's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed each Portfolio's Investor shares performance (for various periods ended May 31, 2007), management fee and Investor shares expense ratio and comparisons to groups of similar funds (a "Performance Group" and an "Expense Group") and broader groups of funds (a "Performance Universe" and an "Expense Universe"), each selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Groups, Performance Universes, Expense Groups and Expense Universes. Dreyfus also provided a comparison of each Portfolio's calendar year total returns to the returns of the Portfolio's benchmark index for each of the calendar years for the prior ten years.

Growth Portfolio. The Board members noted that the Portfolio's total return performance was above the Performance Group median for each period, and above the Performance Universe medians for all periods except one.

The Board members noted that the Portfolio's management fee was lower than the Expense Group median and higher than the Expense Universe median, and that the expense ratio was higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates, or the Sub-Adviser or its affiliates, with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category (the "Similar Funds"), and noted that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee and sub-investment advisory fee.

Growth and Income Portfolio. The Board members noted that the Portfolio's total return performance was above the Performance Group median for the ten-year period, at the Performance Group median for the two-year period and below the Performance Group median for each of the other periods, and variously above and below the Performance Universe medians for all periods. The Board members noted that the Portfolio was in the third quintile of the Performance Group for the two-, four- and ten-year periods and in the third quintile of the Performance Universe for all periods except the five-year period; the Board members generally noted the ranges of performance for the Performance Group funds for all periods and the Portfolio's performance within those ranges.

The Board members noted that the Portfolio's contractual management fee was lower than the Expense Group median, its actual management fee was at the Expense Group median and higher than the Expense Universe median, and that the expense ratio was higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fee paid by the one other mutual fund managed by Dreyfus or its affiliates, or the Sub-Adviser or its affiliates, with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category (the "Similar Fund"), and no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee and sub-investment advisory fee.

Income Portfolio. The Board members noted that the Portfolio's total return performance was below the Performance Group and Performance Universe medians for all periods. Dreyfus representatives discussed with the Board that the funds in the Performance Group may have different portfolio characteristics/policies from the Portfolio and that, as currently constituted, the Performance Group may not provide a meaningful basis of comparison with the Portfolio. They discussed with the Board members the static asset allocation of the Portfolio's investment portfolio and the method by which it achieves that allocation.

The Board members noted that the Portfolio's contractual management fee was lower than the Expense Group median, its actual management fee and expense ratio were lower than the Expense Group and Expense Universe medians due to the undertaking by Dreyfus to limit the Portfolio's expense ratio, and that the Portfolio's expense ratio was lower than the Performance Group median.

Representatives of Dreyfus noted that there were no other mutual funds managed by Dreyfus or its affiliates or the Sub-Adviser or its affiliates with similar investment objectives, policies and strategies, and included within the Portfolio's Lipper category, and that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the Portfolio.

The Board considered the fees to the Sub-Adviser in relation to the fees paid to Dreyfus by the Portfolios and the respective services provided by the Sub-Adviser and Dreyfus. The Board also noted that the Sub-Adviser's fees are paid by Dreyfus (out of its fees from the Portfolios) and not the Portfolios.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of each Portfolio. The Board members evaluated the profitability analysis in light of the relevant circumstances for each Portfolio and the extent to which economies of scale would be realized if the Portfolio grows and whether fee levels reflect these economies of scale for the benefit of Portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and to the Sub-Adviser from acting as sub-adviser and noted the soft dollar arrangements with respect to trading the Growth Portfolio's and the Growth and Income Portfolio's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to each Portfolio as part of their evaluation of whether the fees under the Portfolio's Management Agreement and the Sub-Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus and the Sub-Adviser, respectively, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a Portfolio's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. Since Dreyfus, and not the Portfolios, pays the Sub-Adviser pursuant to the Sub-Advisory Agreement, the Board did not consider the Sub-Adviser's profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing each Portfolio was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement and the Sub-Advisory Agreement with respect to each Portfolio. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and the Sub-Adviser are adequate and appropriate.
- Growth Portfolio - The Board generally was satisfied with the Growth Portfolio's performance.
- Growth and Income Portfolio - The Board generally was satisfied with the Growth and Income Portfolio's overall performance.
- Income Portfolio - The Board noted the Income Portfolio's lower performance for all periods, but noted the Portfolio's static asset allocation and that the Performance Group may have different portfolio characteristics/policies from the Portfolio.
- The Board concluded that the fee paid by each Portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus and the Sub-Adviser from their relationship with the Portfolios (including Dreyfus' undertaking to limit the Income Portfolio's expense ratio, which reduced the expense ratio of that Portfolio) and that the fees paid by Dreyfus to the Sub-Adviser are reasonable and appropriate.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of each Portfolio had been adequately considered by Dreyfus in connection with the management fee rate charged to each Portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with a Portfolio, the Board would seek to have those economies of scale shared with such Portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and the Sub-Advisory Agreement was in the best interests of each Portfolio and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 53

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

Whitney I. Gerard (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

————————

George L. Perry (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus LifeTime Portfolios, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

		Investor	Restricted
Ticker Symbols:	Growth and Income Portfolio:	DGIIX	DGIRX
	Growth Portfolio:	DLGIX	DLGRX
	Income Portfolio:	DLIIX	DLIRX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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